UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2022

TREBIA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39331	98-1531250
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

41 Madison Avenue, Suite 2020

New York, NY 10010

(Address of principal executive offices)    (Zip Code)

(646) 450-9187

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share, and one-third of one redeemable warrant	TREB.U	The New York Stock Exchange
Class A common ordinary shares, par value $0.0001 per share	TREB	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TREB.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Agreement.

The BCA Amendment

On January 10, 2022, Trebia Acquisition Corp. (“Trebia”) entered into Amendment No. 2 to the Business Combination Agreement (the “BCA Amendment”) by and among S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, collectively, “System1” or the “Companies”) and the other parties signatory thereto, which amends the Business Combination Agreement, dated June 28, 2021 as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated November 30, 2021 by and among such parties (collectively, the “Original Business Combination Agreement” and, as amended by the BCA Amendment, the “Business Combination Agreement”) in order to (i) replace the Additional Seller Backstop Election (as defined below) with certain modifications resulting in an increase to (x) the aggregate maximum Seller Backstop Amount from $45.0 million to $50.0 million and (y) the Cannae Backstop Amount from $200.0 million to $250.0 million, (ii) modify the lockup provision in the form of Bylaws to be adopted at the Closing of the business combination and (iii) give effect to the amended and restated terms of each of the A&R Cannae Backstop Agreement (as defined below) and the A&R Sponsor Agreement (as defined below), each as discussed in further detail below. Capitalized terms not otherwise defined in this Current Report have the meanings assigned to them in the Business Combination Agreement.

Seller Backstop Amount

Pursuant to the Original Business Combination Agreement, OpenMail, LLC (“Open Mail”), Protected and certain members of OpenMail (collectively, the “Backstop Sellers”), agreed to reduce the Closing Cash Consideration, which reduction (if necessary to cover redemptions by Trebia’s public shareholders) corresponded to an increase in the Closing Seller Equity Consideration (the “Seller Backstop”). The Seller Backstop Amount (as contemplated in the Original Business Combination Agreement) was based on the total value of the aggregate Trebia Class A Ordinary Shares that are redeemed in connection with the special meeting of Trebia’s shareholders calculated at a price per share of $10.00 (the “Trebia Shareholder Redemption Value”), which Seller Backstop Amount could not be less than $0 or greater than $45,000,000, unless the Backstop Sellers agreed to exercise the Additional Seller Backstop Election. Under the Additional Seller Backstop Election, the Backstop Sellers could elect, but were not required, to increase the Seller Backstop Amount to the extent the Trebia Shareholder Redemption Value exceeded $462,500,000. As a result, if the Trebia Shareholder Redemption Value exceeded $462,500,000 and the Backstop Sellers did not exercise the Additional Seller Backstop Election, the minimum Closing Cash Condition necessary to consummate the business combination under the terms of the Original Business Combination Agreement would not have been satisfied.

Pursuant to the BCA Amendment, the parties agreed to remove the right of the Backstop Sellers to exercise the Additional Seller Backstop Election in exchange for the Backstop Sellers’ agreement to an increase in the Seller Backstop Amount in an amount equal to 50% of the Trebia Shareholder Redemption Value in excess of $417,500,000 (if any), which Seller Backstop Amount could not be less than $0 or greater than $50,000,000. As a result of the BCA Amendment, consummation of the transactions contemplated by the Business Combination Agreement is no longer conditioned on the Backstop Sellers exercising the Additional Seller Backstop Election if the Trebia Shareholder Redemption Value exceeds $417,500,000.

The foregoing description of the BCA Amendment is not complete and is qualified in its entirety by reference to the BCA Amendment, which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Form of Bylaws

Pursuant to the form of Bylaws referenced in the Original Business Combination Agreement (the “Original Form of Bylaws”), shares issued as Closing Seller Equity Consideration, including shares received in connection with certain redemptions or exchanges pursuant to S1 Holdco’s LLC operating agreement, were subject to lockup provisions except for an amount of shares issuable to certain parties to the Original Sponsor Agreement (as defined below), which amount was equal to 50% of the total shares issued such parties. Pursuant to the amended form of Bylaws referenced in the Business Combination Agreement as a result of the BCA Amendment, the Additional Backstop Purchase Shares (as defined below) and the Additional Cannae Founder Shares (as defined below) will not be subject to such lockup provisions.

The foregoing description of the modifications to the Original Form of Bylaws is not complete and is qualified in its entirety by reference to the Amended Form of Bylaws, which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

The A&R Cannae Backstop Agreement

On January 10, 2022, Trebia entered into the Amended and Restated Backstop Facility Agreement (the “A&R Backstop Agreement”), which amends and restates the Backstop Facility Agreement, dated June 28, 2021 by and between Cannae Holdings, Inc. (“Cannae”) and Trebia (the “Original Backstop Agreement”), in order to increase Cannae’s aggregate backstop commitment by $50,000,000 (the “Additional Cannae Backstop Commitment”) from $200,000,000 to $250,000,000. The Additional Cannae Backstop Commitment now obligates Cannae, to the extent that the total Trebia Shareholder Redemption Value is in excess of $417,500,000, to backstop up to 50% of the Trebia Shareholder Redemption Value in excess of $417,500,000 (the “Additional Cannae Backstop Amount”) by purchasing a number of shares of Trebia Class A Common Stock equal to the actual Additional Cannae Backstop Amount (as contemplated by the A&R Backstop Agreement) divided by $10 (the “Additional Backstop Purchase Shares”).

The foregoing description of the A&R Backstop Agreement is not complete and is qualified in its entirety by reference to the A&R Backstop Agreement, which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

The A&R Sponsor Agreement

On January 10, 2022, Trebia entered into the Amended and Restated Sponsor Agreement (the “A&R Sponsor Agreement”) by and among BGPT Trebia LP (the “BGPT Sponsor”), Trasimene Trebia, LP (the “Trasimene Sponsor” and, together with the BGPT Sponsor, the “Sponsors”) and the other parties signatory thereto, which amends and restates the Letter Agreement, dated June 28, 2021 and as amended on November 30, 2021 by and among such parties (the “Original Sponsor Agreement”), in order to provide that the Sponsors will forfeit up to (a) 1,275,510 Founder Shares (as defined in the Business Combination Agreement) (the “Initial Cannae Founder Shares”) to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, Cannae’s existing backstop obligations under the Original Backstop Agreement, (b) 1,000,000 Founder Shares to Trebia, and Trebia will issue to members of management of the Companies an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, their backstop obligations under the Business Combination Agreement, and (c) an additional 1,352,941 Founder Shares (the “Additional Cannae Founder Shares”) to Trebia, and Trebia will issue to Cannae an equal number of shares of Trebia Class A Common Stock in connection with, and based upon the extent of, Cannae’s obligation with respect to the Additional Cannae Backstop Amount. The A&R Sponsor Agreement also provides that the Additional Backstop Purchase Shares, the Additional Cannae Founder Shares, and 50% of the Initial Cannae Founder Shares will not be subject to the lockup provisions thereof.

The foregoing description of the A&R Sponsor Agreement is not complete and is qualified in its entirety by reference to the A&R Sponsor Agreement, which is attached as Exhibit 10.4 to this Current Report and incorporated herein by reference.

Item 8.01.	Other Events

On January 10, 2022, Trebia and System1, issued a press release (the “Press Release”) announcing the amendments to each of the Original Business Combination Agreement, the Original Form of Bylaws, the Original Backstop Agreement and the Original Sponsor Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”), Trebia filed a registration statement on Form S-4, as amended, which contains a proxy statement/prospectus (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (“SEC”) and was distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation of proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with System1. Trebia also will file other documents regarding the proposed transaction with the SEC related to the proposed business combination. Trebia and System1 urge investors, shareholders and other interested persons to read the Proxy Statement/Prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Trebia, System1 and the Business Combination. Such persons can also read (i) Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020 (the “Trebia Prospectus”), for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination, (ii) Trebia’s current report on Form 8-K which was filed with the SEC on June 29, 2021 for a description of the business combination agreement and certain ancillary agreements related to the Business Combination and (iii) the Proxy Statement/Prospectus. Now that the registration statement has been cleared by the SEC, the definitive Proxy Statement/Prospectus was mailed to Trebia’s shareholders as of the record date established for voting on the Business Combination and other matters related thereto. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Participants in the Solicitation

Trebia and System1, and their respective directors, executive officers and other employees and members of their management may be deemed, under SEC rules, to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in (i) the Trebia Prospectus and (ii) the Proxy Statement/Prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders (including information concerning the interests of Trebia’s and System1’s participants in the solicitation, which may, in some cases, be different than those of Trebia’s and System1’s equity holders generally) in connection with the Business Combination is set forth in the Proxy Statement/Prospectus for the Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication includes “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding Trebia, System1 or their respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about System1’s industry and market sizes; future opportunities for System1; expectations and projections concerning the future financial and operational performance and/or results of operations of System1; and the pending Business Combination transaction between Trebia and System1, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction.

The forward-looking statements contained in this document are based on Trebia’s and System1’s current expectations and beliefs concerning future developments, and their potential effects on Trebia or System1 taking into account information currently available.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Trebia and/or System1 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on System1’s business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to maintain the listing of System1’s common stock on the NYSE following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of System1 to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (11) the possibility that Trebia or System1 may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC, including the Proxy Statement/Prospectus filed in connection with the Business Combination.

Item 9.01.	Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amendment No. 2 to the Business Combination Agreement, dated January 10, 2022, by and among S1 Holdco, LLC, a Delaware limited liability company, System1 SS Protect Holdings, Inc., a Delaware corporation and the other parties signatory thereto

10.2	Amended Form of Bylaws

10.3	Amended and Restated Backstop Facility Agreement, dated January 10, 2022, by and between Trebia Acquisition Corp. and Cannae Holdings, Inc.

10.4	Amended and Restated Sponsor Agreement, dated January 10, 2022, by and among BGPT Trebia LP, Trasimene Trebia, LP and the other parties signatory thereto

99.1	Joint Press Release of Trebia Acquisition Corp. and System1, dated January 10, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2022

Trebia Acquisition Corp.

By:	/s/ Tanmay Kumar
Name: Tanmay Kumar
Title: Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 2 TO THE BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 2 TO THE BUSINESS COMBINATION AGREEMENT (this “Amendment”), effective as of January 10, 2022, amends the Business Combination Agreement (the “Agreement”), dated as of June 28, 2021, as amended November 30, 2021, by and among Trebia Acquisition Corp., a Cayman Islands exempted company (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 Midco, LLC, a Delaware limited liability company (“S1 Midco”), System1 S1, LLC, a Delaware limited liability company (“S1”), OpenMail LLC, a Delaware limited liability company (“OpenMail”), Orchid Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of Trebia (“Trebia Merger Sub”), Orchid Merger Sub II, LLC, a Delaware limited liability company (“Trebia Merger Sub LLC”), Orchid Finco, LLC, a Delaware limited liability company (“Trebia Finco LLC”), CSC III System1 Blocker Inc., a Delaware corporation (“CSC Blocker 1”), CSC (Offshore) III System1 Blocker, Inc., a Delaware corporation (“CSC Blocker 2”), CSC III-A System1 Blocker, Inc., a Delaware corporation (“CSC Blocker 3” and, together with CSC Blocker 1 and CSC Blocker 2, the “CSC Blockers”), Court Square Capital Partners III, L.P., a Delaware limited partnership (“Court Square III L.P.”), Court Square Capital Partners (Offshore) III, L.P., a Cayman Islands limited partnership (“Court Square (Offshore) L.P.”), Court Square Capital Partners III-A, L.P., a Delaware limited partnership (“Court Square III-A L.P.” and, together with Court Square III L.P. and Court Square (Offshore) L.P., the “Blocker Parents”), Court Square Capital GP III, LLC, a Delaware limited liability company (“Court Square Capital GP”), Court Square Capital Partners (Executive) III, L.P., a Delaware limited partnership (“Court Square Executive” and, together with Court Square Capital GP and Court Square III L.P., the “Court Square GPs”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected”), the Persons listed on Exhibit L to the Agreement (collectively, the “Redeemed OM Members”), Trasimene Trebia, LP (“Trasimene Sponsor”), BGPT Trebia LP (“BGPT Sponsor” and, together with Trasimene Sponsor, the “Founders”) and the Persons listed on Exhibit J to the Agreement (collectively, the “Protected Rollover Parties”). Trebia, S1 Holdco, S1 Midco, S1, OpenMail, Trebia Merger Sub, Trebia Finco LLC, Trebia Merger Sub LLC, the CSC Blockers, the Blocker Parents, the Court Square GPs, Protected, the Redeemed OM Members, the Founders and the Protected Rollover Parties are collectively referred to herein as the “Parties” and each individually as a “Party.” Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

W I T N E S S E T H:

WHEREAS Trebia, Trebia Merger Sub, Trebia Merger Sub LLC, Trebia Finco LLC, the Founders, the CSC Blockers, the Blocker Parents, the Court Square GPs, S1 Holdco, S1 Midco, S1, OpenMail, Protected, the Redeemed OM Members and the Protected Rollover Parties have entered into the Agreement; and

WHEREAS, pursuant to and in accordance with Section 15.10 of the Agreement, the Parties desire to amend the Agreement as set forth in this Amendment;

NOW, THEREFORE, in consideration of the promises, and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1. Amendment to Exhibits. Exhibit B and Exhibit G to the Agreement shall be amended in their entirety by replacing such Exhibits with Exhibit A and Exhibit B, respectively, to this Amendment.

Section 2. Amendment to the Recitals. The third paragraph of the recitals to the Agreement is hereby amended by replacing such paragraph in its entirety with the following:

“WHEREAS, on or prior to the date hereof, Trebia has obtained (i) an equity commitment in the amount of $250,000,000 (the “Cannae Backstop Amount”) from Cannae Holdings, Inc. (“Cannae”) pursuant to the terms of a Backstop Facility Agreement (the “Backstop Agreement”), all or a portion of which may be used to fund (A) to the extent that the Trebia Shareholder Redemption Value (as defined below), if any, is less than $200,000,000, fifty percent (50%) of such amount, (B) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $200,000,000 but less than $300,000,000, the amount funded pursuant to clause (A) plus one-hundred percent (100%) of such amount between $200,000,000 and $300,000,000, and (C) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $417,500,000 but less than $517,500,000, the amount funded pursuant to clauses (B) and (C) plus fifty percent (50%) of such amount between $417,500,000 and $517,500,000, and, in accordance with the terms of the Backstop Agreement, Cannae shall subscribe for a number of shares of Trebia Class A Common Stock equal to such aggregate amount divided by $10; (ii) a debt commitment from the financing sources party thereto to Trebia Finco LLC, dated as of the date of this Agreement (the “Debt Commitment Letter”); and (iii) solely to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $417,500,000, the Redeemed OM Members, OpenMail and Protected have agreed to reduce the Closing Cash Consideration otherwise payable pursuant to this Agreement in an amount equal to fifty percent (50%) of the Trebia Shareholder Redemption Value, if any, in excess of $417,500,000 (and (x) in the case of the Redeemed OM Members and OpenMail, a corresponding reduction in the number of S1 Holdco Units that will be redeemed by S1 Holdco, as set forth in the Allocation Schedule and (y) in the case of Protected, a corresponding increase in the Closing Seller Equity Consideration that will be paid to Protected), and, in accordance with the terms and subject to the conditions of this Agreement and in the proportions set forth on the Allocation Schedule;”

Section 3. Amendments to Article I.

(a) Section 1.01 of the Agreement is hereby amended by deleting the following defined terms and related definitions in their entirety:

“Additional Seller Backstop Election” has the meaning specified in the Recitals hereto.

“Allocated Percentage” means the relevant percentage notified in writing to Trebia by S1 Holdco and Protected upon making an Additional Seller Backstop Election for each of the reductions in respect of the Specified Proceeds Reduction contemplated in Section 3.01(c), Section 3.01(d), Section 3.01(e), Section 3.01(f), Section 3.01(g) and Section 3.03(a); provided that the sum of all Allocated Percentages shall equal 100%.

“Specified Proceeds Reduction” has the meaning specified in Schedule 1.01(c) of the Disclosure Schedules.

(b) Section 1.01 of the Agreement is hereby amended by replacing the definition of “Allocation Schedule” in its entirety with the following:

“Allocation Schedule” means a schedule dated as of the Closing Date, prepared by S1 Holdco and Protected in a form consistent with the format set forth on the illustrative example of the Allocation Schedule attached hereto as Exhibit G (as such form may be altered from time to time as agreed between Trebia, OpenMail, S1 Holdco and Protected), setting forth, (a) the name of OpenMail, each Blocker Parent, Court Square Executive, Court Square Capital GP, each Redeemed OM Member, each Protected Rollover Party, each holder of Protected Common Stock, each holder of equity interests in Protected UK, each holder of equity interests in Protected Security Holdings, each holder of equity interests in OpenMail

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and each holder of Value Creation Units (all such Persons, the “Sellers”), (b) the allocation of the Closing Cash Consideration and the Closing Seller Equity Consideration (if any) at the Closing to each Seller, and (c) the allocation of the Seller Backstop Amount, in each case, in accordance with the methodology and principles set forth on Exhibit G (as such form may be altered from time to time as agreed between Trebia, OpenMail, S1 Holdco and Protected).

(c) Section 1.01 of the Agreement is hereby amended by replacing the definition of “Seller Backstop Amount” in its entirety with the following:

“Seller Backstop Amount” means an amount equal to (a)(i) the Trebia Shareholder Redemption Value, minus (ii) $417,500,000, multiplied by (b) fifty percent (50%); provided that if the result of such calculation is less than or equal to zero, then the Seller Backstop Amount shall equal $0.

(d) Section 1.01 of the Agreement is hereby amended by replacing the definition of “Trebia Shareholder Redemption Value” in its entirety with the following:

“Trebia Shareholder Redemption Value” means an amount equal to $10 multiplied by the number of Trebia Class A Ordinary Shares that are redeemed in connection with the Special Meeting.

Section 4. Amendments to Article II.

(a) Section 2.02(a) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(a) Cannae Backstop. Prior to and in connection with the Closing and in accordance with the terms of the Backstop Agreement, Cannae will pay and deliver to Trebia an amount up to the Cannae Backstop Amount, which amount will be used to fund (A) to the extent that the Trebia Shareholder Redemption Value, if any, is less than $200,000,000, fifty percent (50%) of such amount, (B) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $200,000,000 but less than $300,000,000, the amount funded pursuant to clause (A) plus one-hundred percent (100%) of such amount between $200,000,000 and $300,000,000 and (C) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $417,500,000 but less than $517,500,000, the amount funded pursuant to clauses (B) and (C) plus fifty percent (50%) of such amount between $417,500,000 and $517,500,000, and, in accordance with the terms of the Backstop Agreement, Cannae shall subscribe for a number of shares of Trebia Class A Common Stock equal to such aggregate amount divided by $10.”

(b) Section 2.02(c) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(c) [Reserved].”

(c) Section 2.09(a) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(a) Subject to the terms and conditions set forth herein, on the Closing Date, immediately following the OpenMail Redemption and prior to the OpenMail S1 Holdco Unit Redemption (x) S1 Holdco shall redeem, and the Redeemed OM Members shall agree to the redemption of, the Redeemed OM Members S1 Units from the Redeemed OM Members in exchange for the Redeemed OM Members’ applicable portion of the S1 Holdco Closing Cash Consideration as set forth in the Allocation Schedule, and (y) Trebia shall issue to the Redeemed OM Members a number of shares of Trebia Class C Common Stock equal to the number of New S1 Holdco Class B Units held by the Redeemed OM Members immediately following the Redeemed OM Members S1 Holdco Unit Redemption and in consideration for the payment to Trebia by the Redeemed OM Members of $1.”

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(d) Section 2.10(a) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(a) Subject to the terms and conditions set forth herein, on the Closing Date and immediately following the Redeemed OM Members S1 Holdco Unit Redemption and prior to the Protected Reorganization (x) S1 Holdco shall redeem, and OpenMail shall agree to the redemption of, the OpenMail S1 Units from OpenMail in exchange for OpenMail’s applicable portion of the S1 Holdco Closing Cash Consideration as set forth in the Allocation Schedule and (y) Trebia shall issue to OpenMail a number of shares of Trebia Class C Common Stock equal to the number of New S1 Holdco Class B Units held by OpenMail immediately following the OpenMail S1 Holdco Unit Redemption in consideration for the payment to Trebia by OpenMail of $1.”

(e) Section 2.12 of the Agreement is hereby amended by replacing such section in its entirety with the following:

“The Protected Rollover. On the Closing Date, immediately following the Protected Reorganization and prior to the Protected Merger, on the terms and conditions set forth herein, the Protected Rollover Parties will contribute to Trebia the Protected Rollover Shares, as set forth on the Protected Rollover Schedule; provided, that the Protected Rollover Schedule may be amended to reflect additional Protected Rollover Parties (the “Post-Signing Protected Rollover Parties”), subject to (x) Trebia’s written consent to the inclusion of each such Post-Signing Protected Rollover Party on the Protected Rollover Schedule and (y) such Post-Signing Protected Rollover Party duly executing a joinder to this Agreement. In exchange for the contribution of the Protected Rollover Shares by the Protected Rollover Parties, Trebia shall (i) issue to each of the Protected Rollover Parties such Protected Rollover Party’s applicable portion of the Closing Seller Equity Consideration (in the form of Trebia Class A Common Stock) as set forth in the Allocation Schedule, (ii) pay such Protected Rollover Party’s applicable portion of the Protected Closing Cash Consideration as set forth in the Allocation Schedule, and (iii) issue to such Protected Rollover Party a number of shares of Trebia Class A Common Stock equal to such Protected Rollover Party’s portion of the Seller Backstop Amount (as set forth on the Allocation Schedule), if any, divided by $10.”

Section 5. Amendments to Article III.

(a) Section 3.01(c) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(c) At the Closing, in connection with the consummation of the Redeemed OM Members S1 Holdco Unit Redemption, (A) S1 Holdco shall pay to each Redeemed OM Member by wire transfer of immediately available funds to such account or accounts as designated by such Redeemed OM Member such Redeemed OM Member’s applicable portion of the S1 Holdco Closing Cash Consideration as set forth in the Allocation Schedule, (B) Trebia shall issue and deliver to such Redeemed OM Member the applicable portion of the Closing Seller Equity Consideration (in the form of a number of shares of Trebia Class C Common Stock), as set forth in the Allocation Schedule, and (C) each Redeemed OM Member shall pay to Trebia $1.”

(b) Section 3.01(d) of the Agreement is hereby amended by replacing such section in its entirety with the following:

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“(d) At the Closing, in connection with the consummation of the OpenMail S1 Holdco Unit Redemption, (A) S1 Holdco shall pay to each Redeemed OM Member by wire transfer of immediately available funds to such account or accounts as designated by such Redeemed OM Member’s applicable portion of the S1 Holdco Closing Cash Consideration as set forth in the Allocation Schedule, (B) Trebia shall issue and deliver to OpenMail the applicable portion of the Closing Seller Equity Consideration (in the form of a number of shares of Trebia Class C Common Stock), as set forth in the Allocation Schedule, and (C) OpenMail shall pay to Trebia $1.”

(c) Section 3.01(e) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(e) At the Closing, Trebia shall, subject to delivery of a duly executed and completed stock power in accordance with Section 4.05, in connection with the consummation of the Protected Rollover, (i) cause the Paying Agent to pay to each Protected Rollover Party the applicable portion of the Protected Closing Cash Consideration as set forth in the Allocation Schedule, (ii) issue and deliver to such Protected Rollover Party the applicable portion of the Closing Seller Equity Consideration (in the form of Trebia Class A Common Stock) as set forth in the Allocation Schedule, and (iii) issue and deliver to such Protected Rollover Party a number of shares of Trebia Class A Common Stock equal to such Protected Rollover Party’s portion of the Seller Backstop Amount (as set forth on the Allocation Schedule), if any, divided by $10.”

(d) Section 3.01(f) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(f) At the Closing, Trebia shall, subject to delivery of a duly executed and completed Letter of Transmittal in accordance with Section 4.05, in connection with the consummation of the Protected Merger, (i) cause the Paying Agent to pay to the applicable stockholder of Protected, by wire transfer of immediately available funds to such account or accounts as set forth in such Letter of Transmittal, such party’s respective applicable portion of the Protected Closing Cash Consideration as set forth in the Allocation Schedule, (ii) issue and deliver to such stockholder of Protected their respective applicable portions of the Closing Seller Equity Consideration (in the form of Trebia Class A Common Stock) as set forth in the Allocation Schedule, and (iii) issue and deliver to such stockholder of Protected a number of shares of Trebia Class A Common Stock equal to such Person’s portion of the Seller Backstop Amount (as set forth on the Allocation Schedule), if any, divided by $10.”

(e) Section 3.01(g) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(g) With respect to VCUs: (i) at the Closing, S1 Holdco shall arrange for payment to the holders of Vested VCUs through S1 Holdco’s or a System1 Subsidiary’s payroll system (as applicable) and less applicable withholding taxes, such holders’ respective applicable portions of the S1 Holdco Closing Cash Consideration as set forth in the Allocation Schedule, and (ii) Trebia shall issue and deliver to such holders their respective applicable portions of the Closing Seller Equity Consideration (in the form of (x) with respect to Vested VCUs, shares of Trebia Class A Common Stock to be issued by Trebia at the Closing and (y) with respect to Unvested VCUs, unvested Trebia RSUs subject to vesting as provided in Section 12.10(d) to be issued by Trebia on the date that is sixty five (65) days after the Closing (the “Unvested RSU Issuance Date”); provided that, in the event that a holder of Unvested VCUs as of the Closing is not a Trebia Service Provider as of the Unvested RSU Issuance Date, Trebia shall, in lieu of the issuance of Unvested RSUs to such holder pursuant to this Section 3.01(g), pay to such holder on the Unvested RSU Issuance Date an amount in cash equal to (A) $10, multiplied by (B) the number of Unvested RSUs issuable to such holder which would have vested between the date of the Closing and the

5

date upon which such holder ceased to be a Trebia Service Provider) as set forth in the Allocation Schedule. Any required withholding taxes with respect to the issuance of shares of Trebia Class A Common Stock to a holder of Vested VCUs pursuant to this Section 3.01(g) may, at election of the recipient of such shares, (1) be satisfied through an open-market, broker-assisted sales transaction, on terms subject to approval of Trebia, pursuant to which Trebia is promptly delivered the amount of proceeds necessary to satisfy the required withholding taxes (based on maximum statutory withholding rates), or (2) if Trebia is subject to a Black-Out Period at the time the withholding obligation arises, such withholding taxes will be satisfied by Trebia retaining that number of shares of Trebia Class A Common Stock otherwise issuable to such holder having a value equal to the aggregate amount of such required withholding taxes (based on maximum statutory withholding rates).”

(f) Section 3.03(a) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(a) The Protected Common Stock, other than the Protected Rollover Shares, issued and outstanding immediately prior to the Protected Effective Time will be converted into, and the holders of such Protected Common Stock shall be entitled to receive, in the aggregate with respect to all Protected Common Stock held by such holder, the applicable portion of the Protected Closing Cash Consideration and the Closing Seller Equity Consideration (in the form of Trebia Class A Common Stock) as set forth in the Allocation Schedule. All such Protected Common Stock will no longer be outstanding and shall automatically be cancelled and will cease to exist, and the holders shall thereafter cease to have any rights with respect to such securities.”

Section 6. Amendment to Article IV. Section 4.04(d) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(d) The Trebia Parties shall be entitled to rely upon the Allocation Schedule, and in no event will Trebia or any of its Affiliates have any liability to any Blocker Parent, S1 Holdco, OpenMail, Court Square GPs, holder of Protected Securities or any other Person with respect to the allocation of the Closing Cash Consideration or the Closing Seller Equity Consideration payable under this Agreement or pursuant to the Transactions provided such payments and/or issuances are made in accordance with the terms hereof and as set forth in the Allocation Schedule; provided, however, that in no event shall the amounts set forth on the Allocation Schedule result in, or require Trebia or any other Person to issue or pay hereunder, an amount greater than the aggregate of the Closing Cash Consideration and the Closing Seller Equity Consideration. In no event shall (A) the aggregate Closing Cash Consideration as set forth on the Allocation Schedule delivered to S1 Holdco and Protected pursuant to this Section 4.04 exceed $462,500.000 (subject to adjustment pursuant to clause (ii) of the Protected Closing Cash Consideration), (B) aggregate Closing Seller Equity Consideration as set forth in such Allocation Schedule exceed the number of shares equal to $667,500,000 divided by $10 (plus any amounts attributable to the Seller Backstop Amount, if any) or (C) the sum of the aggregate Closing Seller Cash Consideration and aggregate Closing Seller Equity Consideration set forth in such Allocation Schedule exceed $1,130,000,000 (subject to adjustment pursuant to clause (ii) of the Protected Closing Cash Consideration) (with the Closing Seller Equity Consideration valued at $10 per share).”

Section 7. Amendment to Article XIII. Section 13.01(e) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(e) Available Cash Amount. The Available Cash Amount shall not be less than $467,500,000.”

6

Section 8. Effect of Amendment. Each Party to this Amendment represents that it has all necessary power and authority to enter into and perform the obligations of this Amendment and that there are no consents or approvals required to be obtained by such party for such party to enter into and perform its obligations under this Amendment that have not been obtained. This Amendment shall be deemed incorporated into, and form a part of, the Agreement and have the same legal validity and effect as the Agreement. This Amendment shall be effective as of the date first written above. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Agreement or any Exhibit or Schedule thereto to “this Agreement”, “the Agreement”, “hereof”, “herein” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment and Amendment No. 1 to the Agreement, dated as of November 30, 2021 (except that references in the Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean June 28, 2021). Except as amended by this Amendment, the Agreement (as amended prior to the date hereof) will continue in full force and effect and shall be otherwise unaffected hereby.

Section 9. Amendment to Article XIV. Section 14.01(e) of the Agreement is hereby amended by replacing such section in its entirety with the following:

“(e) by Trebia if (i) any of the S1 Holdco Written Consent, the Court Square GPs’ Written Consent, or the Blocker Parents’ Written Consent is not delivered to Trebia within forty-eight hours of the date hereof, or (ii) the Protected Written Consent is not delivered to Trebia within two (2) Business Days following the SEC Clearance Date; provided, however, that Trebia’s right to terminate this Agreement pursuant to this Section 14.01(e) shall expire upon the actual delivery to Trebia of each of the foregoing written consents; provided, further, however, that each such written consent is delivered on or prior to January 13, 2022.”

Section 10. Effect of Amendment. Each Party to this Amendment represents that it has all necessary power and authority to enter into and perform the obligations of this Amendment and that there are no consents or approvals required to be obtained by such party for such party to enter into and perform its obligations under this Amendment that have not been obtained. This Amendment shall be deemed incorporated into, and form a part of, the Agreement and have the same legal validity and effect as the Agreement. This Amendment shall be effective as of the date first written above. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Agreement or any Exhibit or Schedule thereto to “this Agreement”, “the Agreement”, “hereof”, “herein” or words of like import referring to the Agreement shall refer to the Agreement as amended by this Amendment and Amendment No. 1 to the Agreement, dated as of November 30, 2021 (except that references in the Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean June 28, 2021). Except as amended by this Amendment, the Agreement (as amended prior to the date hereof) will continue in full force and effect and shall be otherwise unaffected hereby.

Section 11. Governing Law; Jurisdiction; Waiver of Jury Trial. Section 15.06 and Section 15.12 of the Agreement are hereby incorporated into this Amendment by reference, mutatis mutandis.

Section 12. Counterparts; Electronic Delivery; Severability. Section 15.02, Section 15.07, and Section 15.11 of the Agreement are hereby incorporated into this Amendment by reference, mutatis mutandis.

[Signature Pages Follow]

7

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 effective as of the day and year first indicated above.

S1 HOLDCO, LLC

By:	/s/ Michael Blend
Name: Michael Blend
Title: CEO & Chairman of the Board

[Signature Page to Amendment No. 2 to Business Combination Agreement]

SYSTEM1 MIDCO, LLC

By:	/s/ Michael Blend
Name: Michael Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

SYSTEM1 S1, LLC

By: SYSTEM1 MIDCO, LLC
Its: Sole Member

By:	/s/ Michael Blend
Name: Michael Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

OPENMAIL, LLC

By:	/s/ Michael Blend
Name: Michael Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

SYSTEM1 SS PROTECT HOLDINGS, INC.

By:	/s/ Michael Blend
Name: Michael Blend
Title: President

[Signature Page to Amendment No. 2 to Business Combination Agreement]

REDEEMED OM MEMBERS

FGL LABS

By:	/s/ Chuck Ursini
Name: Chuck Ursini
Title: Managing Member

[Signature Page to Amendment No. 2 to Business Combination Agreement]

THE DANTE JACOB BLEND TRUST OF 2017

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

THE NOLA DELFINA ROSE BLEND TRUST OF 2017

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

THE BLEND FAMILY TRUST FOUNDATION

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

LONE STAR FRIENDS TRUST

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

CEE HOLDINGS TRUST

By:	/s/ Brittany Gale
Name: Brittany Gale
Title: Trust Officer, Jackson Hole Trust Co., TTE

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Kevin Ferrell
Name: Kevin Ferrell

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ David Cummings
Name: David Cummings

[Signature Page to Amendment No. 2 to Business Combination Agreement]

PROTECTED ROLLOVER PARTIES

Harvey’s Gaingels Protected LLC

By:	/s/ Joseph Jones
Name: Joseph Jones
Title: Managing Member

[Signature Page to Amendment No. 2 to Business Combination Agreement]

STAHURRICANE II LLC

By:	/s/ Paul Stahura
Name: Paul Stahura
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Stanley Blend
Name: Stanley Blend

[Signature Page to Amendment No. 2 to Business Combination Agreement]

ARCH INVESTMENTS LTD

By:	/s/ Bruce Hendin
Name: Bruce Hendin
Title: Authorized Signatory

[Signature Page to Amendment No. 2 to Business Combination Agreement]

SHE INVESTMENTS, LTD

By:	/s/ Ruth Hoine
Name: Ruth Hoine
Title: Managing Partner

[Signature Page to Amendment No. 2 to Business Combination Agreement]

DANIEL AND MELINDA BERMAN LIVING TRUST 2010

By:	/s/ Daniel Berman
Name: Daniel Berman
Title: Trustee

[Signature Page to Amendment No. 2 to Business Combination Agreement]

CARBON INVESTMENTS, LLC

By:	/s/ Moujan Kazerani
Name: Moujan Kazerani
Title: Founding Partner

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ John C Rosenberg
Name: John C Rosenberg

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ John Civantos
Name: John Civantos

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Manuel De Zarraga
Name: Manuel De Zarraga
Title: Trustee

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Jennifer Lancaster
Name: Jennifer Lancaster

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Tridivesh Kidambi
Name: Tridivesh Kidambi

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Lee Maen
Name: Lee Maen

[Signature Page to Amendment No. 2 to Business Combination Agreement]

CEE HOLDINGS TRUST

By:	/s/ Amy Potter
Name: Amy Potter
Title: Co-General Counsel, Jackson Hole Trust Co., TTE

[Signature Page to Amendment No. 2 to Business Combination Agreement]

LONE STAR FRIENDS TRUST

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

THE DANTE JACOB BLEND TRUST OF 2017

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

THE NOLA DELFINA BLEND TRUST OF 2017

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

LONE INVESTMENT HOLDING

By:	/s/ Stanley Blend
Name: Stanley Blend
Title: Manager

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Paul Filsinger
Name: Paul Filsinger

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Mark Huerta
Name: Mark Huerta

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Scott Birnbaum
Name: Scott Birnbaum

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Stewart Marlborough
Name: Stewart Marlborough
Title:

[Signature Page to Amendment No. 2 to Business Combination Agreement]

By:	/s/ Daniel Weinrot
Name: Daniel Weinrot

[Signature Page to Amendment No. 2 to Business Combination Agreement]

EXHIBIT A

Form of Trebia Bylaws

[See attached.]

EXHIBIT B

Allocation Schedule

[See attached.]

Exhibit 10.2

Bylaws of

System1, Inc.

(a Delaware corporation)

i

3.2	Number of Directors	12

3.3	Election, Qualification and Term of Office of Directors	12

3.4	Resignation and Vacancies	12

3.5	Place of Meetings; Meetings by Telephone	13

3.6	Regular Meetings	13

3.7	Special Meetings; Notice	13

3.8	Quorum	13

3.9	Action by Written Consent without a Meeting	14

3.10	Fees and Compensation of Directors	14

Article IV - Committees		14

4.1	Committees of Directors	14

4.2	Committee Minutes	14

4.3	Meetings and Actions of Committees	14

Article V - Officers		15

5.1	Officers	15

5.2	Appointment of Officers	15

5.3	Subordinate Officers	15

5.4	Removal and Resignation of Officers	15

5.5	Vacancies in Offices	16

5.6	Representation of Shares of Other Corporations	16

5.7	Authority and Duties of Officers	16

5.8	Compensation	16

Article VI - Records		16

Article VII - General Matters		17

7.1	Execution of Corporate Contracts and Instruments	17

7.2	Stock Certificates	17

7.3	Lost Certificates	17

7.4	Shares Without Certificates	17

7.5	Construction; Definitions	17

7.6	Dividends	18

7.7	Fiscal Year	18

7.8	Seal	18

7.9	Transfer of Stock	18

7.10	Stock Transfer Agreements	18

7.11	Registered Stockholders	18

7.12	Waiver of Notice	19

7.13	Lock-Up	19

7.14	Authority for Additional Rules Regarding Transfer	22

Article VIII - Notice		22

Article IX - Indemnification		23

9.1	Indemnification of Directors and Officers	23

9.2	Indemnification of Others	23

9.3	Prepayment of Expenses	23

9.4	Determination; Claim	24

9.5	Non-Exclusivity of Rights	24

9.6	Insurance	24

9.7	Other Indemnification	24

9.8	Continuation of Indemnification	24

9.9	Amendment or Repeal; Interpretation	24

Article X - Amendments	25

Article XI - Forum Selection	25

Article XII - Definitions	26

Bylaws of

System1, Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of System1, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s Board may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at such place, if any, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such Persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Advance Notice Procedures for Business Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a stockholder of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), which proposal has been included in the proxy statement for the annual meeting. The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the Corporation’s notice of meeting given by or at the direction of the Person calling the meeting pursuant to the Certificate of Incorporation and Section 2.3 of these bylaws. For purposes of this Section 2.4 and Section 2.5 of these bylaws, as applicable, “present in person” shall mean that the stockholder proposing that the business be brought before the annual or special meeting of the Corporation, or, if the proposing stockholder is not an individual, a qualified representative of such proposing stockholder, appear at such annual meeting, and a “qualified representative” of such proposing stockholder shall be (A) any person who is authorized in writing by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders or (B) if such proposing stockholder is (x) a general or limited partnership, any general partner or Person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (y) a corporation or a limited liability company, any officer or Person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or Person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company or (z) a trust, any trustee of such trust. This Section 2.4 shall apply to any business that may be brought before an annual or special meeting of stockholders other than nominations for election to the Board at an annual meeting, which shall be governed by Section 2.5 of these bylaws. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5 of these bylaws, and this Section 2.4 shall not be applicable to nominations for election to the Board except as expressly provided in Section 2.5 of these bylaws.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.4(iii)(c), (a) the stockholder must provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation, (b) the stockholder must provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4 and (c) the proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within thirty days before or after the anniversary date of the immediately preceding annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which public disclosure of the date of the annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period or extend a time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of stock of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any Affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any Affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (F) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner and (G) a representation whether any Proposing Person, intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or otherwise to solicit proxies or votes from stockholders in support of such proposal; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other Person or entity (including their names) in connection with the proposal of such business by such stockholder and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

(iv) For purposes of this Section 2.4, the term “Proposing Person” shall mean (a) the stockholder providing the notice of business proposed to be brought before an annual meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (c) any participant (as defined in paragraphs (a)(ii)–(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or (d) any associate (within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these bylaws) of such stockholder, beneficial owner or any other participant.

(v) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(vi) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vii) In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(viii) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Advance Notice Procedures for Nominations of Directors.

(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (a) by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (b) by a stockholder present in person (as defined in Section 2.4) who (1) was a beneficial owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.5 as to such notice and nomination. The foregoing clause (b) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at any annual meeting of stockholders other than in accordance with the provisions of the Certificate of Incorporation.

(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (a) provide Timely Notice (as defined in Section 2.4(ii) of these bylaws) thereof in writing and in proper form to the Secretary of the Corporation, (b) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required by this Section 2.5, and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period or extend a time period for the giving of a stockholder’s notice as described above.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a) of these bylaws) except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a);

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(c) shall be made with respect to nomination of each person for election as a director at the meeting) and a representation whether any Nominating Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the nominee and/or otherwise to solicit proxies or votes from stockholders in support of such nomination; and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(viii).

(iv) For purposes of this Section 2.5, the term “Nominating Person” shall mean (a) the stockholder providing the notice of the nomination proposed to be made at the meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, (c) any other participant (as defined in paragraphs (a)(ii)–(vi) of Instruction 3 to Item 4 of Schedule 14A) in such solicitation and (d) any associate (within the meaning of Rule 12b-2 under the Exchange Act for the purposes of these bylaws) of such stockholder or beneficial owner or any other participant in such solicitation.

(v) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(vi) Notwithstanding anything in Section 2.5(ii) to the contrary, in the event that the number of directors to be elected to the Board at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 2.5(ii) and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.5 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(vii) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.5 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.5. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 2.5(ii) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which the Corporation first makes a public announcement of the date of the special meeting at which directors are to be elected. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(viii) To be eligible to be a candidate for election as a director of the Corporation at an annual meeting, a candidate must be nominated in the manner prescribed in this Section 2.5 (or otherwise in accordance with the Certificate of Incorporation, as applicable) and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in the case of a nomination by a stockholder pursuant to Section 2.5(i)(b), in accordance with the time period prescribed in this Section 2.5 for delivery of the stockholder notice of nomination), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any Person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation that has not been disclosed therein and (B) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(ix) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(x) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(xi) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(xii) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with this Section 2.5.

(xiii) Notwithstanding anything to the contrary contained in these bylaws, for as long as any party to the Stockholders’ Agreement has a right to designate or nominate a Director, the procedure for any such nomination shall be governed by the Stockholders’ Agreement and such party shall not be subject to the notice procedures set forth in these bylaws for the nomination of any person to serve as a Director at any annual meeting or special meeting of stockholders.

2.6 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 2.7 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.7 Manner of Giving Notice; Affidavit of Notice.

Notice of any meeting of stockholders shall be deemed given:

(i) if mailed, when deposited in the U.S. mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Corporation’s records; or

(ii) if electronically transmitted as provided in the DGCL.

An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation, or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Each stockholder shall be entitled to a number of votes based on the number of and type of shares of capital stock held by such stockholder as provided in the Certificate of Incorporation or as required under the DGCL.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another Person or Persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but, no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who fails to act. If any Person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a Person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such Persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

The total number of directors constituting the Board shall be determined in accordance with the Certificate of Incorporation.

3.3 Election, Qualification and Term of Office of Directors.

The procedures for election of directors, as well as the terms and qualifications of directors, shall be as set forth in the Certificate of Incorporation.

3.4 Resignation and Vacancies.

Subject to the terms of the Certificate of Incorporation and the Stockholders’ Agreement, any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, except as otherwise provided for in the Certificate of Incorporation or the Stockholders’ Agreement, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled in accordance with the Certificate of Incorporation and the Stockholders’ Agreement.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee of the Board or subcommittee of the Board, in each case, designated by the Board, may participate in a meeting of the Board, or any committee of the Board or subcommittee of the Board, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware without notice at such time and at such place as shall from time to time be determined by the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

Subject to the Certificate of Incorporation, at all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business; provided, that to the fullest extent permitted by the DGCL, the presence of the chairperson of the Board shall be necessary in order for a quorum to be obtained at any meeting of the Board. Notwithstanding anything contained herein to the contrary, in the event that the chairperson of the Board waives his required attendance at any meeting of the Board in writing prior to such meeting, the presence of the chairperson of the Board shall not be necessary in order for such quorum to be obtained and the Board may appoint a Director as interim chairperson of the Board to preside over such meeting. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Action by Written Consent without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee of the Board or subcommittee of the Board, may be taken without a meeting if all members of the Board or committee or subcommittee, as the case may be, consent thereto in writing or by electronic transmission. After such an action is taken by written consent without a meeting, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board or any committee or subcommittee thereof in the same paper or electronic form as the minutes are maintained.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors.

Subject to the terms of the Certificate of Incorporation, the Board may designate one (1) or more committees of the Board or the Board, each committee of the Board to consist, of one (1) or more of the directors of the Corporation and each committee of the Board, if different than the Board, to consist of one (1) or more members of the Board. The Board may designate one (1) or more directors or members of the Board, as applicable, as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee or subcommittee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. The presence of a majority of the members of any committee of the Board or subcommittee thereof shall be necessary in order for a quorum to be obtained.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings and meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings and notice);

(iv) Section 3.9 (action without a meeting); and

(v) Section 7.12 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its respective members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3; provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall initially include a chief executive officer, a president and a secretary. The Corporation may also have, at the discretion of the Board, a chairperson of the Board, a vice chairperson of the Board, a chief financial officer, a treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 Appointment of Officers.

The Board or a duly authorized committee or subcommittee thereof shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board or a duly authorized committee or subcommittee thereof may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws. As the Board or a duly authorized committee or subcommittee thereof may from time to time determine, or as determined by the officer upon whom such power of appointment has been conferred by the Board or a duly authorized committee or subcommittee thereof.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or a duly authorized committee or subcommittee thereof or, except in the case of an officer chosen by the Board or a duly authorized committee or subcommittee thereof, by any officer upon whom such power of removal may be conferred by the Board or a duly authorized committee or subcommittee thereof.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation may be filled by the Board or a duly authorized committee or subcommittee thereof or as provided in Section 5.3.

5.6 Representation of Shares of Other Corporations. The chief executive officer, the president, the chairperson of the Board, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other Person authorized by the Board, the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or securities of any other corporation or entity standing in the name of this Corporation. The authority granted herein may be exercised either by such Person directly or by any other Person authorized to do so by proxy or power of attorney duly executed by such Person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Delaware Uniform Commercial Code.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.2 Stock Certificates.

The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and applicable law. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The chief executive officer, chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, general counsel or deputy general counsel, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

7.3 Lost Certificates.

Except as provided in this Section 7.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.4 Shares Without Certificates.

The Corporation shall adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.5 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. In connection herewith, to the extent there are conflicts among these bylaws, the Certificate of Incorporation or the Stockholders’ Agreement, priority shall first be given to the Certificate of Incorporation, second to the Stockholders’ Agreement and third to these bylaws, in each case except as otherwise required by the DGCL. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.6 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL, (ii) the Certificate of Incorporation or (iii) the Stockholder’s Agreement, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.7 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.8 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.9 Transfer of Stock.

Shares of the Corporation shall be transferable in the manner prescribed by law and in these bylaws subject to any transfer restrictions contained in the Certificate of Incorporation, these bylaws and the Stockholders’ Agreement. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation or a subsidiary of the Corporation pursuant to applicable provisions of the governing documents of such subsidiary of the Corporation, of the certificate or certificates representing such shares endorsed by the appropriate Person or Persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the Persons from and to whom it was transferred.

7.10 Stock Transfer Agreements.

The Corporation shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.11 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a Person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.12 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the Person entitled to notice, or a waiver by electronic transmission by the Person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a Person at a meeting shall constitute a waiver of notice of such meeting, except when the Person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders needs to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

7.13 Lock-Up.

(i) The holders (together with any Permitted Transferees (as defined below), the “Lockup Holders”) of the following securities (all such securities described in clauses (a) and (b), the “Lockup Securities”; provided that, the Lockup Securities shall not include (x) any Additional Backstop Purchase Shares (as defined in the Sponsor Agreement), (y) 50% of the Class A Common Stock issued to Cannae pursuant to Paragraph 6(c)(i) of the Sponsor Agreement as a result of the Initial Founder Shares Forfeited to Cannae (as defined in the Sponsor Agreement), or (z) any Class A Common Stock issued to Cannae pursuant to Paragraph 6(c)(i) of the Sponsor Agreement as a result of the Additional Founder Shares Forfeited to Cannae (as defined in the Sponsor Agreement):

(a) shares of common stock of the Corporation issued as Closing Seller Equity Consideration pursuant to the transactions contemplated by the Business Combination Agreement; and

(b) shares of common stock of the Corporation received in any Redemption or Direct Exchange pursuant to Article 11 of the OpCo Operating Agreement;

in each case, may not Transfer (as defined below) any Lockup Securities during the Lockup Period without the prior written consent of the Board (subject to the determination of the Board in its sole discretion at any time) (the restrictions set forth in this Section 7.13, the “Lockup”).

(ii) Notwithstanding the provisions set forth in Section 7.13(i), a Lockup Holder may Transfer Lockup Securities:

(a) by will, other testamentary document or intestacy;

(b) as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes;

(c) to any trust for the direct or indirect benefit of the Lockup Holder or the immediate family of the Lockup Holder, or if the Lockup Holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(d) to a partnership, limited liability company or other entity of which such Lockup Holder and the immediate family of such Lockup Holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(e) if the Lockup Holder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Lockup Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Lockup Holder or affiliates of such Lockup Holder (including, for the avoidance of doubt, where such Lockup Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such Lockup Holder;

(f) to a nominee or custodian of any person or entity to whom a Transfer would be permissible under clauses (a) through (e) above;

(g) in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or related court order;

(h) from an employee or a director of, or a service provider to, the Corporation or any of its subsidiaries upon the death, disability or termination of employment, in each case, of such person;

(i) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors and made to all holders of shares of the Corporation’s capital stock involving a Change of Control (as defined below) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Lockup Holder’s Lockup Securities shall remain subject to the Lockup;

(j) to the Corporation in connection with the exercise of any PS Equity Awards (including by way of “net” or “cashless” exercise) which would expire if not exercised during the Lockup Period, including for the payment of the related exercise price and for the purpose of satisfying any withholding taxes (including estimated taxes) due as a result of such exercise;

(k) pursuant to transactions to satisfy any U.S. federal, state, or local income tax obligations of the Lockup Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed, and such change prevents such transaction from qualifying as a “reorganization” pursuant to Section 368 of the Code (and such transaction does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes); or

(l) pursuant to a transaction approved by the Board of Directors;

provided that:

(x) in the case of any Transfer of Lockup Securities pursuant to clauses (a) through (g) of Section 7.13(ii), (1) such Transfer shall not involve a disposition for value; (2) the Lockup Securities shall remain subject to the Lockup; (3) any required public report or filing (including filings under Section 16(a) of the Exchange Act), shall disclose the nature of such Transfer and that the Lockup Securities remain subject to the Lockup; and (4) there shall be no voluntary public disclosure or other announcement of such Transfer; and (y) a Lockup Holder may enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the Lockup Period so long as no Transfers are effected under such trading plan prior to the expiration of the Lockup Period.

(iii) For purposes of this Section 7.13:

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of June 28, 2021, as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated as of November 30, 2021, and that certain Amendment No. 2 to the Business Combination Agreement, dated as of January 10, 2022 (as it may be further amended or otherwise modified from time to time), by and among Trebia Acquisition Corp., a Cayman Islands exempted company, the OpCo, System1 SS Protect Holdings, Inc., a Delaware corporation, and the other parties named therein.

“Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of the Corporation’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of the Corporation.

“Class A Common Stock” means the Class A common stock of the Corporation.

“Closing Date” shall have the meaning assigned thereto in the Business Combination Agreement.

“immediate family” means any relationship by blood, current or former marriage or adoption, not more remote than first cousin;

“Lockup Period” means the period beginning on the Closing Date and ending at 11:59 pm Eastern Time on the date that is 180 days after the Closing Date; provided that, if, during the period beginning 150 days after the Closing Date and ending on the date that is 180 days after the Closing Date, there occurs a Lockup Release Event, the lock-up period shall end immediately upon the date that such Lockup Release Event occurs.

“Lockup Release Event” means the VWAP of the Class A Common Stock of the Corporation reaching at least $12.00 for twenty (20) out of thirty (30) consecutive trading days.

“Permitted Transferees” means, prior to the expiration of the Lockup Period, any person or entity to whom such Lockup Holder is permitted to Transfer any Lockup Securities pursuant to clauses (a) through (g) of Section 7.13(ii).

“Transfer” means any direct or indirect (i) offer, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, lending, or other transfer or disposition of any Lockup Securities, (ii) entry into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lockup Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) any voluntary public disclosure of any action contemplated in the foregoing clauses (i) and (ii).

7.14 Authority for Additional Rules Regarding Transfer.

The Board shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

Article VIII - Notice

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board pursuant to Article V of these bylaws or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Section 5.2 or Section 5.3 of these bylaws, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. Notwithstanding the foregoing, in any adoption, amendment or repeal of the bylaws of the Corporation may only be done in accordance with the Certificate of Incorporation and the DGCL.

Article XI - Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI. Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any paragraph of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII - Definitions

As used in these bylaws, unless the context otherwise requires, the term:

“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct or cause the direction of the affairs or management of that Person, whether through the ownership of voting securities, as trustee (or the power to appoint a trustee), personal representative or executor, by contract, credit arrangement or otherwise and “controlled” and “controlling” have meanings correlative to the foregoing.

“Backstop Agreement” means that certain Amended and Restated Backstop Facility Agreement, dated as of January 10, 2022, by and between Trebia Acquisition Corp. and Cannae Holdings, Inc., which amends and restates that certain Backstop Facility Agreement, dated as of June 28, 2021, by and between Trebia Acquisition Corp. and Cannae Holdings, Inc. (as it may be further amended or otherwise modified from time to time).

“Board” means the board of directors of the Corporation.

“Common Units” means the common units of the OpCo.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

“OpCo” means S1 Holdco, LLC, a Delaware limited liability company, or any successor thereto.

“OpCo Operating Agreement” means the Fifth Amended and Restated Limited Liability Company Operating Agreement of OpCo, dated as of January [24], 2022, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

“Sponsor Agreement” means that certain Amended and Restated Sponsor Agreement, dated as of January 10, 2022, which amends and restates that certain Sponsor Agreement, dated as of June 28, 2021, as amended by that certain Amendment to the Sponsor Agreement dated as of November 30, 2021, in each case, by and among Trebia Acquisition Corp., Opco, System1 SS Protect Holdings, Inc., and the other parties signatory thereto.

“Stock Exchange Rules” has the meaning set forth in the Certificate of Incorporation.

“Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of January [24], 2022, by and among the Corporation and the other parties thereto or that may become parties thereto from time to time, as it may be amended, supplemented or modified.

“VWAP” has the meaning set forth in the Certificate of Incorporation.

Exhibit 10.3

BACKSTOP FACILITY AGREEMENT

This Amended & Restated Backstop Facility Agreement (this “Agreement”) is entered into as of January 10, 2022, by and between Trebia Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Cannae Holdings, Inc., a Delaware corporation (the “Purchaser”), and amends and restates in its entirety that certain Backstop Facility Agreement (the “Original Agreement”), dated as of June 28, 2021, by and between the Company and the Purchaser. Capitalized terms used but not initially defined in this Agreement shall have the meaning ascribed to such terms in that certain Business Combination Agreement, dated as of June 28, 2021 and amended on November 30, 2021, by and among the Company, S1 Holdco LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected”), and the other parties named therein (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”).

WHEREAS, in connection with the entry into the Business Combination Agreement, an allocation of up to $250,000,000.00 of committed capital of the Purchaser has been made to subscribe for a number of shares of Trebia Class A Common Stock equal to the number of shares of Trebia Class A Common Stock that are redeemed in connection with the consummation of the Transactions, if any (the “Trebia Shareholder Redemptions”);

WHEREAS, the Purchaser is now entering into this Agreement with the Company, whereby at the Closing under the Business Combination Agreement, the Purchaser will acquire and the Company will issue and sell to the Purchaser, on a private placement basis, solely to the extent necessary to fund Trebia Shareholder Redemptions the Backstop Purchase Shares (as defined below); and

WHEREAS, Cannae is a party to that certain Amended & Restated Sponsor Agreement (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Sponsor Agreement”), dated as of the date hereof, by and among the Founders, the Company, S1 Holdco, Protected and certain other parties thereto, which supersedes that certain Amended and Restated Letter Agreement, dated as of June 28, 2021 and amended on November 30, 2021, by and among such parties (the “Original Sponsor Agreement”) and, pursuant thereto, is entitled to receive a number of Backstop Sponsor Shares (as defined below) equal to the number of Founder Shares Forfeited to Cannae (as defined in the Sponsor Agreement) (if any) pursuant to Paragraph 6(c) thereof, subject to the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Backstop Limit; Backstop Notice.

(a) Backstop Limit. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall never be required to fund an amount in connection with the Trebia Shareholder Redemptions greater than $250,000,000.00 (the “Backstop Limit”), which amount will be used to fund (A) to the extent that the Trebia Shareholder Redemption Value (as defined in the Business Combination Agreement), if any, is less than $200,000,000, fifty percent (50%) of such amount, (B) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $200,000,000 but less than $300,000,000, the amount funded pursuant to clause (A) plus one-hundred percent (100%) of such amount between $200,000,000 and $300,000,000, and (C) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $417,500,000 but less than $517,500,000, the amounts funded pursuant to clauses (A) and (B) plus fifty percent (50%) of such amount between $417,500,000 and $517,500,000 (the aggregate amount funded pursuant to clauses (A) through (C), the “Subscription Amount”).

(b) Backstop Notice. On the date by which Trebia Shareholder Redemptions are required to be made in accordance with the Company’s memorandum and articles of association, as they may be amended from time to time (the “Memorandum and Articles”) (which date is two (2) Business Days prior to the date of the Special Meeting, as such term is defined in the Business Combination Agreement), to the extent the number of Trebia Shareholder Redemptions are greater than zero (0), the Company shall deliver a written notice (the “Backstop Notice”) to the Purchaser setting forth:

(i) the total number of shares of Trebia Class A Common Stock subject to the Trebia Shareholder Redemptions;

(ii) subject to the limitations set forth in Section 1(a), the total Subscription Amount (as calculated in accordance with Section 2(a) of this Agreement);

(iii) the resulting number of Backstop Purchase Shares (as defined below) the Company is requiring the Purchaser to subscribe for in accordance with Section 2(a) of this Agreement (subject to the Backstop Limit); and

(iv) the Company’s wire instructions.

Notwithstanding the forgoing, the “Subscription Amount” shall be calculated without including any shares of Trebia Class A Common Stock subject to the Trebia Shareholder Redemptions that have been offered for redemption but subsequently and validly withdrawn by the applicable holder in accordance with the Company’s Memorandum and Articles and applicable Law. A Backstop Notice cannot be made and the Company shall not be permitted to deliver a Backstop Notice or cause the Purchaser to acquire any Backstop Purchase Shares to the extent the Subscription Amount is equal to zero (0). Only one (1) Backstop Notice may be delivered hereunder.

2. Sale, Purchase and Issuance.

(a) Backstop Purchase Shares.

(i) Subject to the terms and conditions hereof, following delivery of the Backstop Notice by the Company to the Purchaser hereunder, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company a number of shares of Trebia Class A Common Stock equal to the quotient, rounded down to the nearest whole number, of (x) the Subscription Amount divided by (y) $10.00 (the “Backstop Purchase Shares”) for an aggregate purchase price equal to the Subscription Amount (the “BPS Purchase Price”). The number of Backstop Purchase Shares and the BPS Purchase Price, as applicable, shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

(ii) The delivery of the Backstop Notice hereunder shall serve as notice to the Purchaser that the Purchaser will be required to pay the BPS Purchase Price, and acquire the Backstop Purchase Shares, at the BPS Closing (as defined below).

(iii) The closing of the sale of the Backstop Purchase Shares (the “BPS Closing”) shall be held on the Closing Date. At the BPS Closing, the Company will issue to the Purchaser the Backstop Purchase Shares, registered in the name of the Purchaser, against (and concurrently with) the payment of the BPS Purchase Price to the Company by wire transfer of immediately available funds to the account notified to the Purchaser by the Company in the Backstop Notice.

(b) Issuance of Backstop Sponsor Shares. Subject to the terms and conditions hereof and the terms and conditions of the Sponsor Agreement, at the BPS Closing, the Company will issue to Purchaser a number of shares of Trebia Class A Common Stock equal to the number of Founder Shares Forfeited to Cannae (if any) in such instance (such shares, the “Backstop Sponsor Shares” and, together with the Backstop Purchase Shares, the “Backstop Shares”).

(c) Delivery of Backstop Shares.

(i) The Company shall register the Purchaser as the owner of the Backstop Shares received by the Purchaser hereunder (individually or collectively, the “Securities”) in the register of stockholders of the Company and with the Company’s transfer agent by book entry on or promptly after (but in no event more than two (2) Business Days after) the date of the BPS Closing.

(ii) In addition to any notation or legend required under the Stockholders Agreement, each register and book entry for the Backstop Shares received by the Purchaser hereunder shall contain a notation, and each certificate (if any) evidencing the Backstop Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(d) Legend Removal. If the Backstop Shares are eligible to be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), then at the Purchaser’s request, the Company will, at its sole expense, cause the Company’s transfer agent to remove the legend set forth in Section 2(c)(ii) hereof. In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent, that authorize and direct the transfer agent to transfer such Backstop Shares without any such legend; provided, however, that the Company will not be required to deliver any such opinion, authorization or certificate or direction if it reasonably believes that removal of the legend could reasonably be expected to result in or facilitate transfers of Backstop Shares in violation of applicable Law; provided, further, that nothing in this Section 2(d) will require the Company to take any action with respect to the removal of any notation or legend required under the Stockholders Agreement.

(e) Registration Rights. The Purchaser shall have registration rights with respect to the Backstop Shares as referenced in the Registration Rights Agreement that will be entered into by and among the Company, Cannae, the Sponsors and certain other parties thereto in connection with the consummation of the Transactions (the “Registration Rights Agreement”).

3. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows, as of the date hereof and as of the BPS Closing:

(a) Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation (if the concept of “good standing” is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other Laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities Laws.

(c) Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e) Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser’s representation to the Company, which by the Purchaser’s execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no intention of selling, granting any participation in, or otherwise distributing the same in violation of Law. By executing this Agreement, the Purchaser further represents that the Purchaser does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. If the Purchaser was formed for the specific purpose of acquiring the Securities, each of its equity owners is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

(f) Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s existing and planned or expected business, management, financial affairs and the terms and conditions of the sale of the Securities with the Company’s management.

(g) Restricted Securities. The Purchaser understands that the sale of the Securities to the Purchaser has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, the Purchaser must hold the Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, except pursuant to the Registration Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser acknowledges that the Company filed a Registration Statement on Form S-1 to consummate its initial public offering with the SEC (the “IPO”). The Purchaser understands that the sale of the Securities hereunder is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such sale of the Securities.

(h) High Degree of Risk. The Purchaser understands that its agreement to purchase the Securities involves a high degree of risk, which could cause the Purchaser to lose all or part of its investment.

(i) Accredited Investor. The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(j) No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the sale of the Securities.

(k) Residence. The principal place of business of the Purchaser is the office located at the address of the Purchaser set forth in Section 8(a) below.

(l) Non-Public Information. The Purchaser acknowledges its obligations under applicable securities Laws with respect to the treatment of material non-public information relating to the Company.

(m) Adequacy of Financing. The Purchaser will have at the BPS Closing available to it sufficient funds, which as of the date hereof may be reflected as investments on the Purchaser’s balance sheet, to satisfy its obligations under this Agreement, without restriction or conditions on payment to the Company except as provided hereunder. The Purchaser has no other obligations, contingent or otherwise, which would reasonably be likely to impair its ability to use such funds to meet its obligations hereunder.

(n) Affiliation of Certain FINRA Members. The Purchaser is neither a person associated nor affiliated with any underwriter of the IPO of the Company or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority (“FINRA”) that is participating in the IPO of the Company.

(o) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and the sale and purchase of the Securities, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 4 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”). Notwithstanding anything to the contrary in this Agreement, nothing in this Section 3(o) shall limit any claim or cause of action (or recovery in connection therewith) with respect to fraud.

4. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a) Incorporation and Corporate Power.

(i) Until the occurrence of the Domestication, the Company is an exempted company with limited liability duly incorporated under the Laws of the Cayman Islands, with all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(ii) Upon the occurrence of the Domestication, the Company will be validly existing and in good standing under the Laws of the State of Delaware, with all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b) Capitalization. The authorized share capital of the Company consists, as of the date hereof, of:

(i) 400,000,000 Trebia Class A Ordinary Shares, 51,750,000 of which are issued and outstanding, and all of the outstanding Trebia Class A Ordinary Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable Laws;

(ii) 40,000,000 Trebia Class B Ordinary Shares, 12,937,500 of which are issued and outstanding, and all of the outstanding Trebia Class B Ordinary Shares have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable Laws; and

(iii) 1,000,000 shares of Trebia Preferred Stock, none of which are issued and outstanding.

(c) Authorization. All corporate action required to be taken by the Company’s Board of Directors and shareholders in order to authorize the Company to enter into this Agreement, and to issue the Backstop Shares at the BPS Closing has been taken or will be taken prior to the BPS Closing, as applicable. All action on the part of the shareholders, directors and officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the BPS Closing, and the issuance and delivery of the Backstop Shares and the securities issuable upon conversion or exercise of the Backstop Shares has been taken or will be taken prior to the BPS Closing, as applicable. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other Laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights Agreement may be limited by applicable federal or state securities Laws.

(d) Valid Issuance of Backstop Shares.

(i) The Backstop Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and registered in the register of members of the Company, will be validly issued, fully paid and nonassessable and free of all preemptive or similar rights, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities Laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 4(e) below, the Backstop Shares will be issued in compliance with all applicable federal and state securities Laws.

(ii) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii) — (iv) or (d)(3), is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(e) Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for any filings required pursuant to Regulation D of the Securities Act, applicable state securities Laws, and pursuant to the Registration Rights Agreement.

(f) Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company will not result in any violation or default (i) of any provisions of the Company’s Memorandum and Articles or its other governing documents, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which the Company is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which the Company is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which the Company is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(g) Limited Operations and Operating History. As of the date hereof, the Company has not conducted any operations other than organizational activities and activities in connection with its IPO, its search for a potential business combination and financing in connection therewith.

(h) Absence of Litigation. As of the date hereof, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company’s officers or directors, whether of a civil or criminal nature or otherwise, in their capacities as such.

(i) No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or shareholders has either directly or indirectly, including through a broker or finder, (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the sale of the Backstop Shares.

(j) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 4 and in any certificate or agreement delivered pursuant hereto, the Company has not made, makes nor shall be deemed to make any other express or implied representation or warranty with respect to the Company, the sale and purchase of the Backstop Shares, the IPO, the Transactions or a potential business combination, and the Company disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Purchaser. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4(j) shall limit any claim or cause of action (or recovery in connection therewith) with respect to fraud.

5. Additional Agreements, Acknowledgements and Waivers of the Purchaser.

(a) Trust Account. Notwithstanding anything to the contrary set forth herein, the Purchaser acknowledges that the Company has established a trust account containing the proceeds of its IPO and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). The Purchaser agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Agreement, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have in connection with this Agreement; provided, however, that nothing in this Section 5(a) shall be deemed to limit Purchaser’s right, title, interest or claim to the Trust Account by virtue of such Purchaser’s record or beneficial ownership of securities of the Company, including, but not limited to, any redemption right with respect to any such securities of the Company. In the event the Purchaser has any Claim against the Company under this Agreement, the Purchaser shall pursue such Claim solely against the Company and its assets outside the Trust Account and not against the property or any monies in the Trust Account. The Purchaser agrees and acknowledges that such waiver is material to this Agreement and has been specifically relied upon by the Company to induce the Company to enter into this Agreement and the Purchaser further intends and understands such waiver to be valid, binding and enforceable under applicable Law. In the event the Purchaser, in connection with this Agreement, commences any action or proceeding which seeks, in whole or in part, relief against the funds held in the Trust Account or distributions therefrom or any of the Company’s stockholders, whether in the form of monetary damages or injunctive relief, Company or Purchaser, as applicable, shall be obligated to pay to the Company all of its legal fees and costs in connection with any such action in the event that the Company prevails in such action or proceeding.

(b) No Short Sales. The Purchaser hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, will engage in any Short Sales with respect to securities of the Company prior to the Closing. For purposes of this Section 5(b), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

6. BPS Closing Conditions.

(a) The obligation of the Purchaser to purchase the Backstop Purchase Shares at the BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable Laws, may be waived by the Purchaser:

(i) The Transactions shall be consummated substantially concurrently with, and immediately following, the purchase of the Backstop Purchase Shares;

(ii) The Subscription Amount shall be greater than zero (0);

(iii) The BPS Purchase Price shall not exceed $250,000,000; and

(iv) There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Governmental Order in effect preventing the consummation of the transactions contemplated hereby.

(b) The obligation of the Company to sell the Backstop Purchase Shares at the BPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the BPS Closing of each of the following conditions, any of which, to the extent permitted by applicable Laws, may be waived by the Company, and (ii) and (iii) which may be waived by S1 Holdco in its sole discretion:

(i) The Transactions shall be consummated substantially concurrently with, and immediately following, the purchase of the Backstop Purchase Shares;

(ii) The representations and warranties of the Purchaser set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the BPS Closing, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(iii) The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the BPS Closing; and

(iv) There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Governmental Order in effect preventing the consummation of the transactions contemplated hereby.

7. Termination. This Agreement may be terminated at any time prior to the BPS Closing:

(a) by written consent of each of the Company, the Purchaser and S1 Holdco; or

(b) automatically:

(i) upon the consummation of the Transactions (whether or not a Backstop Notice has been delivered and Backstop Shares have been delivered hereunder); provided, however, that in no event shall such termination result in the rescission of any transactions consummated hereunder;

(ii) if a business combination is not consummated within 24 months from the closing of the IPO, or such later date as may be approved by the Company’s shareholders in accordance with the Memorandum and Articles; or

(iii) upon the termination of the Business Combination Agreement, as provided under the terms therein.

In the event of any termination of this Agreement pursuant to this Section 7, the BPS Purchase Price, if previously paid, and all Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser in accordance with written instructions provided by the Purchaser to the Company, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 7 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement. Section 5(a) shall survive termination of this Agreement.

8. General Provisions.

(a) Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	If to the Purchaser, to:

Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

Attn: Michael L. Gravelle, General Counsel

E-mail: mgravelle@fnf.com

(ii)	If to the Company, to:

Trebia Acquisition Corp.

41 Madison Avenue, Suite 2020

New York, NY 10010

Attn: Tanmay Kumar, Chief Financial Officer

E-mail: tanmay@bgptpartners.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attn: Michael J. Aiello

Eoghan P. Keenan

E-mail: michael.aiello@weil.com

eoghan.keenan@weil.com

S1 Holdco, LLC

1501 Main Street, Suite 201

Venice, CA 90291

Attn: Daniel Weinrot

E-mail: dweinrot@system1.com

and (1) if prior to Closing to:

Willkie, Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn: Kevin O’Mara

Claire E. James

E-mail: komara@willkie.com

cejames@willkie.com

or (2) if following Closing to:

Latham & Watkins LLP

355 South Grand Avenue, Suite 100

Los Angeles, CA 90071-1560

Attn: Steven B. Stokdyk

Alex Voxman

E-mail: steven.stokdyk@lw.com

alex.voxman@lw.com

(b) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof and the Original Agreement.

(c) No Third Party Beneficiaries; Exception. Except to the extent expressly set forth in Sections 7(a), 8(e), 8(j) and 8(q), this Agreement shall be binding on, and inure solely to the benefit of, the parties hereto and their respective successors and assigns, and nothing set forth in this Agreement shall be construed to confer upon or give any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Company to enforce, this Agreement; provided, however, that S1 Holdco and Protected are intended third party beneficiaries of Sections 2, 3, 7(a), 8(e), 8(j) and 8(q) of this Agreement to the extent expressly set forth therein.

(d) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(e) Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party and S1 Holdco. Notwithstanding the foregoing, the Purchaser may assign and delegate all or a portion of its rights and obligations to purchase and receive the Backstop Shares to one or more other persons upon the consent of the Company and S1 Holdco (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that no consent of the Company or S1 Holdco shall be required if such assignment or delegation is to an Affiliate of Purchaser; provided, further, that no such assignment or delegation shall relieve the Purchaser of its obligations hereunder (including its obligation to purchase the Backstop Purchase Shares) and the Company shall be entitled to pursue all rights and remedies against the Purchaser subject to the terms and conditions hereof. Any purported assignment or assumption of this Agreement or any right or obligation hereunder in contravention of this Section 8(e) shall be void ab initio.

(f) Counterparts. This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

(g) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(h) Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based in law, at equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(i) Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, the “Chosen Courts”), in connection with any matter based upon or arising out of this Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware Law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8(a) and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 8(i), a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(j) Modifications and Amendments. This Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided, that the prior written consent of S1 Holdco shall be required for any material amendments, modifications, waivers or supplements (which shall include amendments which create additional conditionality, change S1 Holdco’s rights under the Agreement, changes to the economics or delay the timing of any Backstop Notice).

(k) Waiver of Damages. Notwithstanding anything to the contrary contained herein, in no event shall any party be liable for punitive damages in connection with this Agreement; provided, however, that in no event shall Purchaser be liable for any form of damages, whether such damages are consequential, special or exemplary, in connection with this Agreement in excess of the sum of the Backstop Limit and any reasonable fees and expenses associated with the collection of such damages.

(l) Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(m) Expenses. The Company will be responsible for all costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants, transfer agents, stamp taxes and all of The Depository Trust Company’s fees associated with the issuance and resale of the Securities and the securities issuable upon conversion or exercise of the Securities.

(n) Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(o) Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(p) Confidentiality. Except as may be required by Law, regulation or applicable stock exchange listing requirements, or upon the request of a governmental authority, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

(q) Specific Performance; Enforcement. Each party agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser or the Company in accordance with the terms hereof and that the other party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without a requirement to post bond or any other security. Subject to the proviso in Section 8(c) and as provided in this Section 8(q), this Agreement may be enforced only by the Company and the Purchaser, and none of the Company’s direct or indirect creditors nor any other person that is not a party to this Agreement shall have any right to enforce this Agreement or to cause the Company to enforce this Agreement; provided, however, that notwithstanding anything to the contrary S1 Holdco and Protected shall be entitled to enforce, through an action of specific performance, the Company’s right to cause the Purchaser to fund the BPS Purchase Price and purchase the Backstop Purchase Shares, subject to the terms and conditions hereof, and shall not be required to provide any bond or other security in connection with any such equitable remedy; provided, however, in no event will S1 Holdco or Protected have any claim for monetary damages against the Purchaser hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

TREBIA ACQUISITION CORP.

By:	/s/ Tanmay Kumar
	Name:	Tanmay Kumar
	Title:	Chief Financial Officer

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

[Signature Page to A&R Cannae Backstop Agreement]

Exhibit 10.4

January 10, 2022

Trebia Acquisition Corp.

41 Madison Avenue, Suite 2020

New York, NY 10010

S1 Holdco LLC

System1 SS Protect Holdings, Inc.

Re: Amended and Restated Sponsor Agreement

Ladies and Gentlemen:

This amended and restated letter (this “Sponsor Agreement”) is being delivered to you in accordance with that certain Business Combination Agreement (the “BCA”), dated as of June 28, 2021, as amended on November 30, 2021 and as further amended on the date hereof, by and among Trebia Acquisition Corp., a Cayman Islands exempted company (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), Orchid Merger Sub I, Inc., a Delaware corporation and direct, wholly owned subsidiary of Trebia, Orchid Merger Sub II, LLC, a Delaware limited liability company, Orchid Finco LLC, a Delaware limited liability company, System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected”), Trasimene Trebia, LP, a Delaware limited partnership (the “T Sponsor”) BGPT Trebia LP, a Cayman Islands exempted limited partnership (the “B Sponsor” and together with the T Sponsor, the “Sponsors”) and the Protected Rollover Parties (as defined in the BCA), and hereby amends and restates in their entirety (a) that certain letter, dated June 28, 2021, by and among the parties hereto, as amended December 1, 2021 (the “Signing Sponsor Letter Agreement” ), (b) that certain letter, dated June 19, 2020, from the Sponsors to Trebia (the “Prior Sponsor Letter Agreement”) and (c) that certain letter, dated June 19, 2020 from each of the other persons undersigned thereto (each, an “Insider”) to Trebia (the “Prior Insider Letter Agreement” and, together with the Prior Sponsor Letter Agreement, the “Prior Letter Agreements”). Certain capitalized terms used herein are defined in Paragraph 10 and Paragraph 6(d). Capitalized terms used but not defined herein shall have the respective meanings given to them in the BCA.

On or prior to the date hereof, Trebia obtained an equity commitment in the amount of up to $250,000,000 from Cannae Holdings, Inc. (“Cannae” and, together with the Insiders and the Sponsors, the “Sponsor Persons”), which amount will be used to fund (A) to the extent that the Trebia Shareholder Redemption Value (as defined in the BCA), if any, is less than $200,000,000, fifty percent (50%) of such amount, (B) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $200,000,000 but less than $300,000,000, the amount funded pursuant to clause (A) plus one-hundred percent (100%) of such amount between $200,000,000 and $300,000,000, and (C) to the extent that the Trebia Shareholder Redemption Value, if any, is in excess of $417,500,000 but less than $517,500,000, the amount funded pursuant to clause (A) plus the amount funded pursuant to clause (B) plus fifty percent (50%) of such amount between $417,500,000 and $517,500,000 (any Backstop Purchase Shares (as defined in the Backstop Agreement) purchased by Cannae pursuant to this clause (C) (other than as a result of clause (A) or clause (B)), the “Additional Backstop Purchase Shares”), in each case subject to the terms and conditions of that certain Amended and Restated Backstop Facility Agreement by and between Cannae and Trebia (the “Backstop Agreement” and the amount actually funded by Cannae the “Cannae Backstopped Amount”), which requires Cannae to subscribe and purchase a number of shares of Trebia Class A Common Stock equal to (a) the amount actually funded by Cannae pursuant to the Backstop Agreement divided by (b) $10.00 (such subscription, the “Cannae Subscription”), subject to the terms, conditions and limitations therein.

The Sponsors and certain of the Insiders are currently, and as of immediately prior to the Closing will be, the record owners of all of the outstanding Founder Shares, with each such Person’s ownership detailed on Schedule A hereto.

As described further in Paragraph 24, Schedule A will be updated from time to time to reflect any Sponsor Person ownership changes following the date hereof.

In order to induce Trebia, S1 Holdco and Protected to enter into the BCA and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Sponsor Person hereby agrees, severally and not jointly, with Trebia, S1 Holdco and Protected as follows:

1. Voting Obligations. During the Interim Period, each Sponsor Person, in its capacity as a holder of Covered Shares, agrees irrevocably and unconditionally that, at the Special Meeting or at any other meeting of the shareholders of Trebia (whether annual or special and whether or not an adjourned or postponed meeting, however called, and including any adjournment or postponement thereof), in connection with any written consent of shareholders of Trebia and in connection with any similar vote or consent of the holders of Trebia Warrants, in their capacities as such, such Sponsor Person shall, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares to:

(a) when any such meeting is held, appear at such meeting or otherwise cause such Sponsor Person’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at any such meeting (or cause any such consent to be duly and promptly executed and delivered with respect to), all of such Sponsor Person’s Covered Shares owned as of the record date for determining holders entitled to vote at such meeting (or the record date for determining holders entitled to provide such consent) in favor of the Trebia Shareholder Matters and any other matters necessary or reasonably requested by S1 Holdco for consummation of the Transactions; and

(c) vote (or duly and promptly execute and deliver an action by written consent), or cause to be voted at any such meeting (or cause any such consent to be duly and promptly executed and delivered with respect to), all of such Sponsor Person’s Covered Shares against any Business Combination Proposal (as defined below) and any other action that is intended, or would reasonably be expected, to (i) impede, interfere with or delay or postpone the consummation of, or otherwise adversely affect, any of the Transactions, (ii) result in a breach of any representation, warranty, covenant or other obligation or agreement of Trebia under the BCA or any other Transaction Agreement or result in a breach of any representation, warranty, covenant or other obligation or agreement of such Sponsor Person under this Sponsor Agreement or (iii) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Trebia, other than, in each case, pursuant to the Trebia Shareholder Matters.

The obligations of the Sponsor Persons pursuant to this Paragraph 1 shall apply whether or not the board of directors or other governing body of Trebia, or any committee, subcommittee or subgroup thereof, recommends the Trebia Shareholder Matters or any other matters necessary or advisable for consummation of the Transactions, and whether or not such board or other governing body, committee, subcommittee or subgroup thereof changes, withdraws, withholds, qualifies or modifies, or publicly proposes to change, withdraw, withhold, qualify or modify, the Trebia Board Recommendation.

2. No Inconsistent Agreements. Each Sponsor Person hereby covenants and agrees that it shall not, at any time prior to the termination of this Sponsor Agreement, (i) enter into any voting agreement or voting trust with respect to any of such Sponsor Person’s Covered Shares that is inconsistent with such

Sponsor Person’s obligations pursuant to this Sponsor Agreement, (ii) grant a proxy or power of attorney with respect to any of the Sponsor Person’s Covered Shares that is inconsistent with the Sponsor Person’s obligations pursuant to this Sponsor Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Sponsor Agreement.

3. Exclusivity. During the Interim Period, no Sponsor Person shall take, nor shall it permit any of its Affiliates or any of its or their respective Representatives to take, whether directly or indirectly, any action to (a) solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than S1 Holdco, Protected, any of their respective equityholders or any Affiliates or Representatives of any of the foregoing), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”) or (b) approve, endorse or recommend, or make any public statement approving, endorsing or recommending, any Business Combination Proposal, in the case of each of clauses (a) and (b), other than a Business Combination Proposal with Trebia, S1 Holdco, Protected, each their equityholders and their respective Affiliates and Representatives. Each Sponsor Person shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal, other than with S1 Holdco, Protected, any of their respective equityholders or any Affiliates or Representatives of any of the foregoing.

4. Waiver of Certain Rights. Each Sponsor Person hereby irrevocably and unconditionally agrees:

(a) not to (i) demand that Trebia redeem its or their Covered Shares in connection with the Transactions or (ii) otherwise participate in any such redemption by tendering or submitting any of its Covered Shares for redemption; and

(b) not to commence or participate in, and to take all actions necessary to opt out of any class in, any class action with respect to, any claim, derivative or otherwise, against Trebia, S1 Holdco, Protected, any Affiliate of Trebia, S1 Holdco or Protected, or any designee of any Sponsor Person, S1 Holdco or Protected acting in its capacity as director, officer or manager or in any similar capacity or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Sponsor Agreement, the BCA or the consummation of the Transactions.

5. Transfer Restrictions.

(a) Interim Period. During the Interim Period, except as expressly contemplated herein (including in accordance with Paragraph 6 of this Sponsor Agreement), by the BCA or by any other Transaction Agreement, each Sponsor Person shall not, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares not to, Transfer any such Sponsor Person’s Covered Shares.

(b) Post-Closing: Covered Shares. For the period beginning on the Closing until the earlier of (i) 180 days thereafter, or (ii) if the VWAP of the Trebia Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a period of thirty (30) consecutive trading days, 150 days thereafter (such applicable period, the “Lock-Up Period”), each Sponsor Person shall not, and shall cause any other holder of record of any of such Sponsor Person’s Covered Shares not to, Transfer any of such Sponsor Person’s Covered Shares. Notwithstanding the immediately preceding sentence, following the Closing, Transfers of Covered Shares that are held by any Sponsor Person, or any of its Permitted

Transferees (as defined below) that have entered into a written agreement of the type contemplated by the proviso in this sentence, are permitted (1) to Trebia’s officers or directors, any Affiliates or family members of any of Trebia’s officers or directors, any members or partners of any Sponsor Person or their Affiliates, or any employees of such Sponsor Person or such Affiliates; (2) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or as a bona fide gift or gifts, including to charitable organizations; (3) in the case of an individual, by will, other testamentary document or intestacy; (4) by operation of such Person’s organizational documents upon liquidation or dissolution of such Person; (5) to any trust for the direct or indirect benefit of any Sponsor Person or the immediate family of a Sponsor Person, or if any Sponsor Person is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (6) to a partnership, limited liability company or other entity of which any Sponsor Person and the immediate family of such Sponsor Person are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (7) if the Sponsor Person is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Sponsor Person, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Sponsor Person or affiliates of such Sponsor Person (including, for the avoidance of doubt, where such Sponsor Person is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such Sponsor Person; (8) to a nominee or custodian of any person or entity to whom a Transfer would be permissible under clauses (1) through (7) above; (9) in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or related court order; (10) to any transferee in a Transfer approved by Trebia’s board of directors following the Closing; or (11) from and after the Closing, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by Trebia’s board of directors and made to all holders of shares of Trebia’s capital stock involving a Change of Control (as defined below) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the Sponsor Persons’ Covered Shares shall remain subject to the provisions of this paragraph; provided, that each transferee contemplated by clauses (1) through (9) (each, a “Permitted Transferee”) must enter into a written agreement with Trebia agreeing to be bound by the restrictions in this Sponsor Agreement; provided, further, that (x) in the case of any Transfer of Covered Shares pursuant to clauses (1) through (9) above, (A) such Transfer shall not involve a disposition for value; (B) the Covered Shares shall remain subject to the transfer restrictions; (C) any required public report or filing (including filings under Section 16(a) of the Exchange Act), shall disclose the nature of such Transfer and that the Covered Shares remain subject to the transfer restrictions; and (D) there shall be no voluntary public disclosure or other announcement of such Transfer; and (y) a Sponsor Person may enter into a trading plan established in accordance with Rule 10b5-1 under the Exchange Act during the Lock-Up Period so long as no Transfers are effected under such trading plan prior to the expiration of the Lock-Up Period.

(c) Notwithstanding anything herein to the contrary, the Covered Shares may be pledged by any Sponsor Person or any of its Permitted Transferees (as defined below) in connection with a bona fide margin agreement; provided, that such pledge shall be (x) pursuant to an available exemption from the registration requirements of the Securities Act or (y) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the person effecting a pledge of Covered Shares in reliance upon this proviso shall not be required to provide Trebia with any notice thereof.

(d) Any Transfer in violation of the provisions of this Paragraph 5 shall be null and void ab initio and of no force or effect.

6. Earnout Shares; Backstop Share Forfeiture and Issuance; Founder Warrant Transfer.

(a) Sponsor Earnout Shares; System1 Earnout RSUs. The Sponsors acknowledge and agree that, as applicable and subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 13.01 and 13.02 of the BCA:

(i) At the Closing, certain Sponsor Persons will:

(A)

exchange, in the amounts set forth on Schedule A, 1,450,000 Founder Shares held by such Sponsor Persons for 1,450,000 shares of Class D Common Stock, on a one-for-one basis (such shares as exchanged, the “Sponsor Earnout Shares”); The Sponsor Earnout Shares shall be subject to the provisions of this Paragraph 6 and the Trebia Organizational Documents, including the following provisions:

(1)

Each Sponsor Earnout Share shall be unvested and restricted, and each such share shall vest automatically and cease to be subject to any restrictions as of the occurrence of a Class D Conversion Event; provided that, during the Lock-Up Period, Paragraph 5(b), Paragraph 5(c), and Paragraph 5(d) hereof shall apply to the shares of Trebia Class A Common Stock issued upon any such conversion event;

(2)	Upon the occurrence of a Class D Conversion Event, each share of Class D Common Stock shall automatically convert into one share of Trebia Class A Common Stock;

(3)

To the extent that, on or prior to the fifth (5th) anniversary of the Closing Date, a Class D Conversion Event shall not have occurred in accordance with the Trebia Organizational Documents, all outstanding Sponsor Earnout Shares that shall not have been converted into shares of Trebia Class A Common Stock shall automatically be forfeited and surrendered to Trebia for no consideration. Following such forfeiture, the Sponsor Earnout Shares shall be cancelled, no longer outstanding and become void and of no further effect; and

(4)

Within thirty (30) days following the Closing Date, each Sponsor Person (or any Permitted Transferee of such Sponsor Person) shall file with the Internal Revenue Service (via certified mail, return receipt requested) a completed election, on a protective basis, under Section 83(b) of the Code and the regulations promulgated thereunder, with respect to the Sponsor Earnout Shares into which their Founder Shares converted, in the form attached hereto as Exhibit A and, upon such filing, shall thereafter provide Trebia with a copy of such election. Each such Sponsor Person (or any Permitted Transferee of such Sponsor Person) should consult their tax advisor regarding the consequences of Code Section 83(b) elections, as well as the receipt, holding, conversion and sale of the Sponsor Earnout Shares; and

(B)

forfeit, based on the percentages set forth on Schedule A, an aggregate of 1,450,000 Founder Shares held by such Sponsor Persons in connection with Trebia’s obligation to issue a number of RSUs to the those Persons and subject to the terms, conditions, and limitations of Section 11.13 of the BCA, (such RSUs when and as issued, the “System1 Earnout RSUs”).

(b) Backstop Shares Forfeiture. Immediately prior to Closing, certain Sponsor Persons shall forfeit, in the aggregate and based on the percentages set forth on Schedule A:

(i) an aggregate number of Founder Shares, if any, equal to the product of (x) 1,275,510 multiplied by (y) the Cannae Backstop Utilization Rate (the “Initial Founder Shares Forfeited to Cannae”);

(ii) an aggregate number of Founder Shares, if any, equal to the product of (x) 1,000,000 multiplied by (y) the S1/Protected Backstop Utilization Rate (the “Founder Shares Forfeited to S1/Protected”); and

(iii) an aggregate number of Founder Shares, if any, equal to the product of (x) 1,352,941.156 multiplied by (y) the Additional Cannae Backstop Utilization Rate (the “Additional Founder Shares Forfeited to Cannae” and together with the Initial Founder Shares Forfeited to Cannae, the “Founder Shares Forfeited to Cannae”).

(c) Backstop Share Issuance. Immediately prior to Closing, Trebia shall issue:

(i) to Cannae, an aggregate number of shares of Class A Common Stock equal to the Founder Shares Forfeited to Cannae, subject to the terms, conditions and limitations of Section 2(b) of the Backstop Agreement; and

(ii) to the S1/Protected Persons, an aggregate number of shares of Class A Common Stock equal to the Founder Shares Forfeited to S1/Protected, subject to the terms, conditions and limitations of the BCA.

(d) Founder Trebia Warrant Transfer. At the Closing, pursuant to the terms of the BCA, B Sponsor shall transfer an aggregate amount of 1,000,000 Founder Trebia Warrants to Lone Star Friends Trust and JDI.

(e) For the purposes of this Agreement:

(i) “Additional Cannae Backstop Utilization Rate” means the quotient obtained by dividing (x) the Additional Allocated Cannae Amount by (y) 5,000,000.

(ii) “Additional Allocated Cannae Amount” means an amount equal to fifty percent (50%) of the difference between (x) the number of Redeemed Shares and (y) 41,750,000 (the “Additional Cannae Backstopped Amount”). If the Additional Cannae Backstopped Amount is equal to a number less than zero (0), then the Additional Allocated Cannae Amount shall be equal to zero (0). If the Additional Cannae Backstopped Amount is equal to a number greater than 5,000,000, then the Additional Allocated Cannae Amount shall be 5,000,000. Under no circumstances shall the Additional Allocated Cannae Amount be greater than 5,000,000.

(iii) “Allocated S1/Protected Amount” means an amount equal to fifty percent (50%) of the difference between (x) the number of Redeemed Shares and (y) 41,750,000 (the “System1 Backstopped Amount”). If the System1 Backstopped Amount is equal to a number less than zero (0), then the Allocated S1/Protected Amount shall be equal to zero (0). If the System1 Backstopped Amount is equal to a number greater than 5,000,000, then the Allocated S1/Protected Amount shall be 5,000,000. Under no circumstances shall the Allocated S1/Protected Amount be greater than 5,000,000.

(iv) “Initial Allocated Cannae Amount” means an amount equal to the difference between (x) the Initial Cannae Subscription Amount and (y) 7,500,000 (the “Net Cannae Backstopped Amount”). If the Net Cannae Backstopped Amount is equal to a number less than zero (0), then the Initial Allocated Cannae Amount shall be equal to zero (0). If the Net Cannae Backstopped Amount is equal to a number greater than 12,500,000, then the Initial Allocated Cannae Amount shall be 12,500,000. Under no circumstances shall the Initial Allocated Cannae Amount be greater than 12,500,000.

(v) “Initial Cannae Backstop Utilization Rate” means the quotient obtained by dividing (x) the Initial Allocated Cannae Amount by (y) 12,500,000.

(vi) “Initial Cannae Subscription Amount” means an amount equal to (x) the aggregate amount of the Cannae Subscription minus (y) the Additional Allocated Cannae Amount.

(vii) “Redeemed Shares” means the number of Class A ordinary shares redeemed by Trebia shareholders at the Special Meeting.

(viii) “S1/Protected Backstop Utilization Rate” means the quotient obtained by dividing (x) the Allocated S1/Protected Amount by (y) 5,000,000.

(ix) “Class D Common Stock”, and “Class D Conversion Event” each have the meaning given to such term in the Trebia Organizational Documents.

7. Certain Securities Law Representations and Warranties. Each Sponsor Person hereby represents and warrants as follows:

(a) it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) if such Sponsor Person is an Insider, its biographical information furnished to Trebia, if any (including any such information included in the Registration Statement), is true and accurate in all material respects and does not omit any material information with respect to such Insider’s background;

(c) its responses in any completed questionnaire furnished by it to Trebia in connection with this Sponsor Agreement or the transactions contemplated hereby are true and accurate in all material respects;

(d) it is not subject to or a respondent in any Action involving any injunction, cease-and-desist order or other order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction; and

(e) it has never been convicted of, or pleaded guilty to, any crime (i) involving any fraud, (ii) relating to any financial transaction or the handling of funds of another Person or (iii) pertaining to any dealings in any securities, and it is not currently a defendant in any such criminal proceeding.

8. Certain Payments. No Sponsor Person, nor any Affiliate thereof, nor any director, officer or manager of (or person acting in a similar capacity with respect to) Trebia, shall receive from Trebia, any finder’s fee, reimbursement, consulting fee, monies in respect of any repayment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of, Trebia’s initial Business Combination (regardless of the type of transaction that it is), other than the following, none of which will be made from the proceeds held in the Trust Account prior to the completion of the initial Business Combination and, subject to the terms of the BCA and as disclosed in connection therewith, each of which shall, as of and in connection with the Closing, be paid off in full and no further liabilities or obligations in respect thereof shall be due and owing by Trebia or any of its Subsidiaries from and after the Closing: (a) reimbursement of funds advanced to Trebia by the Sponsors to cover offering-related and organizational expenses; (b) reimbursement for office space and administrative support services provided to Trebia by the B Sponsor in the amount of $10,000 per month; and (c) reimbursement of legal fees and expenses incurred by either of the Sponsors or any of their respective officers or directors in connection with Trebia’s formation and their services to Trebia (which, for the avoidance of doubt, shall not include legal fees and expenses incurred in connection with the initial Business Combination, which shall be Trebia Transaction Expenses). During the Interim Period, each Sponsor Person agrees not to enter into, modify or amend any Contract between or among any Sponsor Person or any Affiliate thereof, on the one hand, and Trebia or any of its Subsidiaries, on the other hand, that would contradict, limit, restrict or impair any Person’s ability to perform or satisfy any obligation under this Sponsor Agreement or the BCA.

9. Service as Officer or Director. Each Sponsor Person has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Sponsor Agreement and, as applicable, to serve as an officer, director or manager of (or in a similar capacity with respect to) Trebia.

10. Definitions. As used herein, the following terms shall have the respective meanings set forth below:

(a) “Beneficially Own” means to exercise voting or dispositive authority over a relevant security, as determined under Rule 13d-3 of the Exchange Act.

(b) “Business Combination” has the meaning given to it in the Prior Letter Agreements.

(c) “Change of Control” means the transfer to or acquisition by (whether by tender offer, merger, consolidation, division or other similar transaction), in one transaction or a series of related transactions, a person or entity or group of affiliated persons or entities (other than an underwriter pursuant to an offering), of Trebia’s voting securities if, after such transfer or acquisition, such person, entity or group of affiliated persons or entities would beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) more than 50% of the outstanding voting securities of Trebia.

(d) “Covered Shares” means all Founder Shares, Trebia Ordinary Shares (prior to the Domestication), shares of Trebia Common Stock (following the Domestication) (including shares issued in connection with the Class D Conversion Event, the System1 Earnout RSUs and pursuant to the Backstop Agreement) and other shares of capital stock or equity securities of Trebia, which any Sponsor Person owns or has the obligation to acquire as of the date hereof; provided that “Covered Shares” shall not include (x) any Additional Backstop Purchase Shares, (y) 50% of the Class A Common Stock issued to Cannae pursuant to Paragraph 6(c)(i) as a result of the Initial Founder Shares Forfeited to Cannae or (z) any Class A Common Stock issued to Cannae pursuant to Paragraph 6(c)(i) as a result of the Additional Founder Shares Forfeited to Cannae.

(e) “Founder Shares” means: (i) as of the date hereof, the 12,937,500 shares of Trebia Class B Ordinary Shares that were purchased in a private placement prior to the IPO; (ii) following the Domestication, the 11,487,500 shares of Trebia Class A Common Stock and 1,450,000 shares of Trebia Class D Common Stock into which the aggregate amount of shares of Trebia Class B Ordinary Shares referred to in clause (i) are converted pursuant to the Domestication; and (iii) the 11,487,500 shares of Trebia Class A Common Stock referred to in clause (ii) and the 1,450,000 shares of Trebia Class A Common Stock into which the 1,450,000 shares of Trebia Class D Common Stock referred to in clause (ii) are converted following the Class D Conversion Event, if applicable, and, each such share, a “Founder Share”.

(f) “IPO” has the meaning given to it in the Prior Letter Agreements.

(g) “Registration Statement” has the meaning given to it in the Prior Letter Agreements.

(h) “S1/Protected Person” means Sellers (as defined in the BCA) other than the CSC Blockers, the Blocker Parents and the Court Square GPs (each as defined in the BCA).

(i) “Shareholders Agreement” means that certain Shareholders Agreement to be entered into in connection with the Closing, an agreed form of which is attached as Exhibit E to the BCA.

(j) “Transfer” means any direct or indirect (i) offer, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, lending, or other transfer or disposition of any Covered Shares, (ii) entry into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Covered Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) any voluntary public disclosure of any action contemplated in the foregoing clauses (i) and (ii).

(k) “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg L.P. (or an equivalent successor if such page is not available) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg L.P. (or an equivalent successor if such page is not available), or, if no dollar volume-weighted average price is reported for such security by Bloomberg L.P. (or an equivalent successor if such page is not available) for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Trebia’s board of directors.

11. Entire Agreement; Amendment; No Reliance. This Sponsor Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, with respect to the Sponsor Persons, the Prior Letter Agreements. This Sponsor Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the parties hereto. Each of Trebia and the Sponsor Persons hereby acknowledges and agrees, on behalf of itself, its Affiliates and its Representatives, that, in connection with its entry into this Sponsor Agreement and (if applicable) the BCA, none of the foregoing Persons has relied on any representations or warranties of any S1/Protected Person or otherwise except for those expressly set forth herein or in the BCA or any other Transaction Agreement.

12. Assignment. No party hereto may, except as set forth herein, assign either this Sponsor Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, that no such consent shall be required for Cannae to assign this Sponsor Agreement or any of its rights, interests, or obligations hereunder to Cannae Holdings, LLC. Any purported assignment in violation of this Paragraph 12 shall be null and void ab initio and of no force or effect and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Agreement shall be binding on the parties hereto and their respective successors, heirs, personal representatives, assigns and (in the case of the Sponsor Persons) Permitted Transferees.

13. No Third-Party Beneficiaries. Nothing in this Sponsor Agreement shall be construed to confer upon, or give to, any Person other than the parties hereto any right, remedy or claim under or by reason of this Sponsor Agreement or of any covenant, condition, stipulation, promise or agreement hereof; provided, that the S1/Protected Persons are intended third party beneficiaries of Paragraphs 6(c), 6(d), 11, 22, and 25 of this Agreement to the extent expressly set forth therein. All covenants, conditions, stipulations, promises and agreements contained in this Sponsor Agreement shall be for the sole and exclusive benefit of the parties hereto, and their respective successors, heirs, personal representatives and assigns and (in the case of the Sponsor Persons) Permitted Transferees.

14. Captions; Counterparts. The captions in this Sponsor Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Sponsor Agreement. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15. Severability. This Sponsor Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Sponsor Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Sponsor Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

16. Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 15.06 and 15.12 of the BCA are incorporated herein by reference, mutatis mutandis.

17. Notices. Any notice, consent or request to be given to Trebia, S1 Holdco or Protected in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 15.02 of the BCA. Any notice, consent or request to be given to any Sponsor Person in connection with any of the terms or provisions of this Sponsor Agreement shall be in writing and shall be sent or given to the attention of such Sponsor Person, c/o Trebia, at the address or email address for Trebia set forth in Section 15.02 of the BCA.

18. Termination. This Sponsor Agreement shall terminate on the earlier of (a) the valid termination of the BCA (in which case this Sponsor Agreement shall be of no force or effect and shall revert to the Prior Sponsor Letter Agreement or Prior Insider Letter Agreement, as the case may be) and (b) the expiration of the Lock-Up Period; provided, that no such termination (including one that results in a reversion to the Prior Sponsor Letter Agreement or Prior Insider Letter Agreement under clause (a)) shall relieve any party hereto from any liability resulting from its pre-termination breach of this Sponsor Agreement.

19. Other Representations and Warranties. Each Sponsor Person hereby represents and warrants (severally, as to itself only, and not jointly) to Trebia, S1 Holdco and Protected as follows: (a) if such Person is not an individual, it is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or other organizational powers and have been duly authorized by all necessary corporate, limited liability company or other organizational actions on the part of such Person; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform its obligations hereunder; (c) this Sponsor Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (except as enforceability may be limited by the Enforceability Exceptions); (d) the execution and delivery of this Sponsor Agreement by such Person do not, and the performance by such Person of its obligations hereunder will not, (i) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person, or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Person or such Person’s Covered Shares), in each case, to the extent the failure to obtain such consent, approval or other action would have a material adverse effect on such Person or otherwise prevent, enjoin or delay the performance by such Person of its obligations under this Sponsor Agreement; (e) there is no Action pending or, to the knowledge of such Person, threatened against such Person before (or, in the case of a threatened Action, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or delay, or would have the effect of preventing, enjoining or delaying, the performance by such Person of its obligations under this Sponsor Agreement; (f) except as described herein or disclosed pursuant to Section 7.08 of the BCA, no financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission from such Person, Trebia, any of their respective Subsidiaries, or any Affiliates of any of the foregoing Persons in connection with the BCA, this Sponsor Agreement or any of the transactions contemplated thereby or hereby, in each case, based upon any arrangement or agreement made by or, to the knowledge of such Person, on behalf of such Person, for which Trebia, S1 Holdco, Protected or any of their respective Affiliates would have any obligations or liabilities of any kind or nature; (g) such Person has had the opportunity to read the BCA and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors prior to entering into this Sponsor Agreement; (h) such Person has not entered into, and will not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder; (i) such Person has good and valid title to all Covered Shares held by it, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such securities affecting any such securities), other than those imposed pursuant to: (A) this Sponsor Agreement, (B) the Trebia Bylaws, (C) the Trebia Certificate of Incorporation, (D) the BCA or (E) any applicable Securities Laws; and (j) the Founder Shares, the Trebia Class A Ordinary Shares, the Trebia Class B Ordinary Shares, shares of Trebia Class A Common Stock, shares of Trebia Class D Common Stock and any other Covered Shares listed on Schedule A are the only equity securities in Trebia or any of its Subsidiaries owned of record or Beneficially Owned by such Person as of the date hereof and such Person has the sole power to dispose of (or sole power to cause the disposition of) and the sole power to vote (or sole power to direct the voting of) such Founder Shares,

Trebia Class A Ordinary Shares, Trebia Class B Ordinary Shares, shares of Trebia Class A Common Stock, shares of Trebia Class D Common Stock and other Covered Shares and none of such Founder Shares, Trebia Class A Ordinary Shares, Trebia Class B Ordinary Shares, shares of Trebia Class A Common Stock, shares of Trebia Class D Common Stock or other Covered Shares is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Founder Shares, Trebia Class A Ordinary Shares, Trebia Class B Ordinary Shares, shares of Trebia Class A Common Stock, shares of Trebia Class D Common Stock or other Covered Shares, except as provided in (1) this Sponsor Agreement, (2) the Trebia Bylaws, (3) the Trebia Certificate of Incorporation or (4) the BCA.

20. Equitable Adjustments. If, and as often as, there are any changes in Trebia, the Founder Shares, the Trebia Class A Ordinary Shares, the Trebia Class B Ordinary Shares, the shares of Trebia Class A Common Stock or the shares of Trebia Class D Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Sponsor Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to Trebia, the Founder Shares, the Trebia Class A Ordinary Shares, the Trebia Class B Ordinary Shares, the shares of Trebia Class A Common Stock or the shares of Trebia Class D Common Stock, each as so changed.

21. Stop Transfer Order; Legend. Each Sponsor Person hereby authorizes Trebia to maintain a copy of this Sponsor Agreement at either or both of the executive office or the registered office of Trebia. In furtherance of this Sponsor Agreement, each Sponsor Person hereby authorizes Trebia, promptly after the date hereof, to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of such Sponsor Person’s Covered Shares with respect to any Transfer not permitted hereunder and to include the following legend on any certificates or other instruments representing such Sponsor Person’s Covered Shares: “THE SHARES OF STOCK OR OTHER SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN SPONSOR AGREEMENT, DATED AS OF JUNE 28, 2021, BY AND AMONG TREBIA ACQUISITION CORP., A CAYMAN ISLANDS EXEMPTED COMPANY, BGPT TREBIA LP, A CAYMAN ISLANDS EXEMPTED LIMITED PARTNERSHIP, TRASIMENE TREBIA, LP, A DELAWARE LIMITED PARTNERSHIP, S1 HOLDCO LLC, A DELAWARE LIMITED LIABILITY COMPANY, SYSTEM1 SS PROTECT HOLDINGS, INC., A DELAWARE CORPORATION, AND THE OTHER SIGNATORIES THERETO. ANY TRANSFER OF SUCH SHARES OF STOCK OR OTHER SECURITIES IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH SPONSOR AGREEMENT SHALL BE NULL AND VOID AB INITIO AND HAVE NO FORCE OR EFFECT WHATSOEVER.”

22. Specific Performance. Each Sponsor Person and each of S1 Holdco and Protected acknowledges and agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Sponsor Person or any S1/Protected Person does not perform its obligations under the provisions of this Sponsor Agreement (including failing to take such actions as are required of them hereunder to perform this Sponsor Agreement) in accordance with its specified terms or otherwise breach such provisions. Each Sponsor Person and each of S1 Holdco and Protected acknowledges and agrees that (a) each of Trebia, S1 Holdco and Protected shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Sponsor Agreement in accordance with Paragraph 18, this being in addition to any other remedy to which they are entitled under this Sponsor Agreement or any other Transaction Agreement, and (b) the right of specific performance or other equitable remedy set forth in clause (a) is an integral part of this Sponsor Agreement and none of the parties hereto would have entered into this Sponsor Agreement in the absence of such right. Each Sponsor Person and each of S1 Holdco and

Protected agrees that it will not oppose the granting of specific performance or any other equitable relief on the basis that the other parties hereto have an adequate remedy at law or that an award of specific performance or such other equitable remedy is not an appropriate remedy for any reason at law or equity. Each Sponsor Person and each of S1 Holdco and Protected acknowledges and agrees that any party seeking an injunction or other equitable remedy to prevent breaches of this Sponsor Agreement or to enforce specifically the terms and provisions of this Sponsor Agreement in accordance with this Paragraph 22 shall not be required to provide any bond or other security in connection with any such remedy.

23. Interpretation. Section 1.02 (Construction) and Section 15.05 (Expenses) of the BCA are incorporated herein by reference, mutatis mutandis. Wherever this Sponsor Agreement uses “it”, “its” or derivations thereof to refer to Sponsor Persons or S1/Protected Persons who are natural persons, such references shall be deemed references to “she”, “her”, “hers”, “he”, “him” or “his”, as applicable.

24. Updates to Schedule A; Admission of New Sponsor Persons. During the Interim Period, each Sponsor Person shall promptly notify Trebia, S1 Holdco and Protected of any increase, decrease or other change in the number of Founder Shares, Trebia Class A Ordinary Shares, Trebia Class B Ordinary Shares or other Covered Shares held by or on behalf of such Sponsor Person. As soon as reasonably practicable following the Closing, Trebia shall update Schedule A to reflect the conversion of Trebia Ordinary Shares into shares of Trebia Common Stock pursuant to the Domestication. From and after the Closing, each Sponsor Person shall promptly notify Trebia of any increase, decrease or other change in the number of Founder Shares, shares of Trebia Class A Common Stock, shares of Trebia Class D Common Stock or other Covered Shares held by or on behalf of such Sponsor Person, including as a result of a Transfer in compliance with this Sponsor Agreement. Promptly following each such notification, Trebia shall update, or cause to be updated, Schedule A to reflect the applicable changes as they relate to Founder Shares, Trebia Class A Ordinary Shares, Trebia Class B Ordinary Shares or other Covered Shares (in the case of an Interim Period change) or Founder Shares, Trebia Class A Common Stock, Trebia Class D Common Stock or other Covered Shares (in the case of a post-Closing change) and provide a copy of such updated Schedule A to each of the parties hereto, and such updated Schedule A shall control for all purposes of this Sponsor Agreement (unless and until it is later updated in accordance with this Paragraph 24). Any update to Schedule A in accordance with this Sponsor Agreement shall not be deemed an amendment to this Sponsor Agreement for purposes of Paragraph 11.

25. Additional Agreements. Each Sponsor hereby represents and warrants to Trebia and the S1/Protected Persons that (a) on or prior to the date hereof, it has delivered to Trebia, S1 Holdco and Protected a capitalization table showing all of the direct equity owners of such Sponsor (each, a “Sponsor Cap Table”) and (b) the Sponsor Cap Table delivered by such Sponsor pursuant to clause (a) is true, correct and complete in all respects as of the date hereof. Notwithstanding anything to the contrary herein, following the date hereof, each Sponsor shall provide written notice to Trebia, S1 Holdco and Protected promptly following any change in its Sponsor Cap Table.

26. Further Assurances. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Agreement on the day and year first above written.

BGPT TREBIA LP
By:	Bridgeport Partners GP LLC, its General Partner

By:	/s/ Frank R. Martire, Jr.
	Name:	Frank R. Martire, Jr.
	Title:	Member

By:	/s/ Frank R. Martire, III
	Name:	Frank Martire, III
	Title:	Member

TRASIMENE TREBIA, LP
By:	Trasimene Trebia, LLC, its General Partner

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

TREBIA ACQUISITION CORP.

By:	/s/ Paul Danola
	Name:	Paul Danola
	Title:	President

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	General Counsel and Corporate Secretary

WILLIAM P. FOLEY, II

/s/ William P. Foley, II
Title:	Co-Founder and Director of Trebia Acquisition Corp.

FRANK R. MARTIRE, JR.

/s/ Frank R. Martire, Jr.
Title:	Co-Founder and Director of Trebia Acquisition Corp.

[Signature Page to A&R Sponsor Agreement]

PAUL DANOLA
/s/ Paul Danola
Title: President of Trebia Acquisition Corp.

TANMAY KUMAR
/s/ Tanmay Kumar
Title: Chief Financial Officer of Trebia Acquisition Corp.

LANCE LEVY
/s/ Lance Levy
Title: Director of Trebia Acquisition Corp.

MARK D. LINEHAN
/s/ Mark D. Linehan
Title: Director of Trebia Acquisition Corp.

JAMES B. STALLINGS
/s/ James B. Stallings
Title: Director of Trebia Acquisition Corp.

[Signature Page to A&R Sponsor Agreement]

S1 HOLDCO LLC

By:	/s/ Michael Blend
	Name:	Michael Blend
	Title:	Chief Executive Officer & Chairman of the Board

SYSTEM1 SS PROTECT HOLDINGS, INC.

By:	/s/ Michael Blend
	Name:	Michael Blend
	Title:	President

[Signature Page to A&R Sponsor Agreement]

Schedule A

Sponsor Persons

Ownership of Securities

Sponsor Person	Trebia Class A Ordinary Shares	Founder Shares	Founder Shares to be Exchanged in accordance with Paragraph 6(a)(i)(A)	Founder Shares to be Forfeit in accordance with Paragraph 6(a)(i)(B)	Percentage of Founder Shares to be Forfeit in accordance with Paragraph 6(b)	Trebia Warrants to be Transferred in accordance with Paragraph 6(d)	Trebia Class A Common Stock to be held post- Closing (without taking into effect any issuances made in accordance with Paragraph 6(c))	Sponsor Earnout Shares to be held post- Closing
BGPT Trebia LP	—	5,466,563	616,250	616,250	42.5%	1,000,000	4,234,063	616,250
Trasimene Trebia, LP	—	7,395,937	833,750	833,750	57.5%	—	5,728,437	833,750
William P. Foley, II	—	—	—	—	0%	—	—	—
Frank R. Martire, Jr.	—	—	—	—	0%	—	—	—
Paul Danola	—	—	—	—	0%	—	—	—
Tanmay Kumar	—	—	—	—	0%	—	—	—
Lance Levy	—	25,000	—	—	0%	—	25,000	—
Mark D. Linehan	—	25,000	—	—	0%	—	25,000	—
James B. Stallings	—	25,000	—	—	0%	—	25,000	—
Cannae Holdings, Inc.	—	—	—	—	0%	—	—	—

Total	—	12,937,500	1,450,000	1,450,000	—	1,000,000	10,037,500	1,450,000

Exhibit A

Section 83(b) Election

[DATE]

CERTIFIED MAIL

RETURN RECEIPT REQUESTED

Internal Revenue Service Center

Re: Election Under §83(b) of the Internal Revenue Code

Dear Sir or Madam:

The undersigned hereby elects under Section 83(b) of the Internal Revenue Code to include in the taxpayer’s gross income for the taxable year in which the property described below was transferred, the excess (if any), of the fair market value of such property at the time of its transfer, over the amount (if any) paid for such property. Pursuant to Treas. Reg. § 1.83-2(e), the following information is submitted:

1.	Name of taxpayer: ________________________________

2.	Address of taxpayer:

3.	Taxpayer identification number:

4.	Property with respect to which the election is being made: [•] Trebia Class D Common Stock (the “Restricted Shares”) of [•] (“PubCo”)

5.	Date interest acquired: ___________________

6.	Taxable year for which election is being made: ________________________

7.

Restrictions to which the property is subject: The Restricted Shares are subject to vesting and forfeiture conditions and restrictions on transfer prior to vesting in accordance with the terms of the letter agreement by and among PubCo, the undersigned and certain other parties thereto. If the vesting conditions therein are not met prior to the fifth anniversary of the date of acquisition set forth above, the Restricted Shares will be canceled and forfeited for no consideration.

8.	Fair market value of the property at the time of transfer/acquisition (determined without regard to any lapse restrictions): $[•]

9.	Amount paid for the property: $[•]

A copy of this election is being furnished to PubCo pursuant to Treasury Regulation §1.83-2(d).

Very truly yours,

By:
Name:

Exhibit 99.1

System1 Announces Amendment to Fully Backstop Business Combination

With Trebia Acquisition Corp.

LOS ANGELES, CA – January 10, 2022 (GLOBE NEWSWIRE) – System1 (together with Protected.net Group, “System1” or the “Company”), an omnichannel customer acquisition marketing platform, today announced certain amendments to its previously announced business combination (the “Business Combination”) with Trebia Acquisition Corp. (“TREB” or “Trebia”) (NYSE: TREB), a special purpose acquisition company formed by entities affiliated with William P. Foley II and Frank Martire Jr. The amendments provide for a fully-backstopped transaction to cover any redemptions by Trebia’s public shareholders prior to closing through additional committed financing from Cannae Holdings, Inc. (NYSE: CNNE) (“Cannae”) and committed equity rollover from System1 management.

Amendments to the proposed Business Combination include:

•	The previously announced $200 million equity backstop from Cannae has been increased by $50 million to $250 million.

•

The transaction now includes up to $650 million of fully committed financing, comprised of a syndicated term loan of $400 million led by BofA Securities and the $250 million Cannae backstop that, together with a portion of the debt commitment, will be utilized as a backstop to cover potential redemptions by Trebia’s public shareholders.

•	The committed financing, combined with management’s agreement to reinvest additional equity, will cover up to 100% of potential redemptions by Trebia’s public stockholders.

•	The Business Combination is expected to close on or about January 24, 2022, subject to receipt of anticipated shareholder approval at the January 20, 2022 special meeting (the “Special Meeting”).

•	Upon closing, the Company is expected to be listed on the NYSE on or about January 25, 2022 under the ticker symbol “SST”.

Trebia and its Board of Directors recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the previously announced Special Meeting to be held on January 20, 2022, either by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the instructions on the proxy card.

Every shareholder’s vote is important, regardless of the numbers of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible.

If you have questions about voting or need assistance voting, please contact Morrow Sodali LLC by calling (800) 662-5200 (individuals) or (203) 658-9400 (banks and brokers) or by email to: TREB.info@investor.morrowsodali.com.

About System1

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omnichannel and omnivertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners.

For more information, visit www.system1.com.

About Trebia Acquisition Corp.

Trebia Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business entities. The company was founded by William P. Foley, II and Frank R. Martire, Jr. on February 11, 2020 and is headquartered in New York, NY.

For more information, visit www.trebiaacqcorp.com.

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”), Trebia filed a registration statement on Form S-4, as amended, which contains a proxy statement/prospectus (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (“SEC”) and was distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation of proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with S1 Holdco, LLC (“S1” and System1’s parent entity) and Protected.net Group Ltd. (“Protected”, and together with its and S1’s respective subsidiaries, collectively “System1”). Trebia also will file other documents regarding the proposed transaction with the SEC related to the proposed business combination. Trebia and System1 urge investors, shareholders and other interested persons to read the Proxy Statement/Prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Trebia, System1 and the Business Combination. Such persons can also read (i) Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020 (the “Trebia Prospectus”), for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination, (ii) Trebia’s current report on Form 8-K which was filed with the SEC on June 29, 2021 for a description of the business combination agreement and certain ancillary agreements related to the Business Combination and (iii) the Proxy Statement/Prospectus. Now that the registration statement has been cleared by the SEC, the definitive Proxy Statement/Prospectus was mailed to Trebia’s shareholders as of the record date established for voting on the Business Combination and other matters related thereto.

Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Participants in the Solicitation

Trebia and System1, and their respective directors, executive officers and other employees and members of their management may be deemed, under SEC rules, to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in (i) the Trebia Prospectus and (ii) the Proxy Statement/Prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders (including information concerning the interests of Trebia’s and System1’s participants in the solicitation, which may, in some cases, be different than those of Trebia’s and System1’s equity holders generally) in connection with the Business Combination is set forth in the Proxy Statement/Prospectus for the Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Trebia, System1 or their respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about System1’s industry and market sizes; future opportunities for System1; expectations and projections concerning the future financial and operational performance and/or results of operations of System1; and the pending Business Combination transaction between Trebia and System1, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction.

The forward-looking statements contained in this document are based on Trebia’s and System1’s current expectations and beliefs concerning future developments, and their potential effects on Trebia or System1 taking into account information currently available.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Trebia and/or System1 following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on System1’s business and/or the ability of the parties to complete the proposed Business Combination; (6) the inability to maintain the listing of System1’s common stock on the NYSE following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of System1 to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (11) the possibility that Trebia or System1 may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC, including the Proxy Statement/Prospectus filed in connection with the Business Combination.

Contacts:

Investors

Ashley DeSimone

ICR, Inc.

Ashley.desimone@icrinc.com

Brett Milotte

ICR, Inc.

Brett.milotte@icrinc.com

Media

Dan McDermott

ICR, Inc.

Dan.mcdermott@icrinc.com